International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Condensed Quarterly Financial Statements

December 31, 2018

(Unaudited)

Management’s Discussion and Analysis

International Bank for Reconstruction and Development (IBRD)

Management’s Discussion and Analysis

December 31, 2018

Contents

Section I: Executive Summary	Goals and the 2030 Development Agenda	3
	Financial Results and Portfolio Performance	3
	Key Performance Indicators	5

Section II: Overview	Financial Business Model	6
	Basis of Reporting	8

Section III: Financial Results	Summary of Financial Results	9
	Net Income and Allocable Income	10

Section IV: Risk Management	Risk Governance	14
	Summary & Management of IBRD’s Specific Risks	14

Section V: Fair Value Analysis	Fair Value Results	20

Section VI: Governance	External Auditors	24
	Senior Management Changes	24

List of Tables, Figures and Boxes	Tables	25
	Figures	25
	Boxes	25

IBRD Management’s Discussion and Analysis: December 31, 2018 1

Management’s Discussion and Analysis	Section I: Executive Summary

This Management’s Discussion & Analysis (MD&A) reflects the results of the International Bank for Reconstruction and Development’s (IBRD’s) financial performance for the six-month period ended December 31, 2018. This document should be read together with IBRD’s Financial Statements and MD&A for the fiscal year ended June 30, 2018 (FY18). IBRD undertakes no obligation to update any forward-looking statements. IBRD produces publicly available information relating to its development operations’ results and corporate performance, which can be found in the World Bank Corporate Scorecard and Sustainability Review.

Box 1 provides IBRD’s selected financial data as of, and for the six months ended, December 31, 2018 and 2017, as well as for the fiscal years ended June 30, 2015-2018.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the six months ended December 31,		As of and for the fiscal years ended June 30,
	2018	2017	2018	2017	2016	2015
Lending Highlights (Section III)

Commitments [a]	$5,467	$7,576	$23,002	$22,611	$29,729	$23,528

Gross disbursements [b]	8,755	8,868	17,389	17,861	22,532	19,012

Net disbursements [b]	3,579	2,333	5,638	8,731	13,197	9,999

Reported Basis (Section III)

Income Statement

Board of Governors-approved and other transfers	$(338)	$(178)	$(178)	$(497)	$(705)	$(715)

Net income (loss)	359	228	698	(237)	495	(786)

Balance Sheet

Total assets	$413,268	$418,887	$403,056	$405,898	$371,260	$343,225

Net investment portfolio	74,602	77,560	73,492	71,667	51,760	45,105

Net loans outstanding	186,371	181,554	183,588	177,422	167,643	155,040

Borrowing portfolio	217,032	215,707	213,652	207,144	178,231	158,853

Key Management Indicators

Allocable Income (Section III)	$557	$419	$1,161	$795	$593	$686

Usable Equity [c] (Section IV)	$43,372	$42,200	$43,518	$41,720	$39,424	$40,195

Equity-to-loans Ratio [d] (Section IV)	22.7%	22.5%	22.9%	22.8%	22.7%	25.1%

a.	Commitments include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.
b.	Amounts include transactions with the International Finance Corporation (IFC), and loan origination fees.
c.	Excluding amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
d.	Ratio is computed using usable equity and excludes the respective periods’ income. Full fiscal year usable equity includes proposed transfer to the General Reserve.

2 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section I: Executive Summary

Section I: Executive Summary

Goals and the 2030 Development Agenda

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) overarching goals of ending extreme poverty by 2030 and promoting shared prosperity in a sustainable manner2. The WBG has identified three key priorities to achieve this: sustainable and inclusive growth, investment in human capital, and strengthening resilience. These goals and priorities reflect and support the international community’s development agenda set for 2030, which include the Sustainable Development Goals (SDGs).

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities. The Forward Look rests on four pillars: serving all clients; leading on global issues; mobilizing resources for development; and improving the business model.

At IBRD’s Spring Meetings in April 2018, the Board of Governors (Governors) endorsed a package that includes a General Capital Increase (GCI) and a Selective Capital Increase (SCI), as well as institutional and financial reforms designed to ensure long-term financial sustainability. The package provides support for the priorities identified under the Forward Look strategy. On October 1, 2018, the Governors approved the capital increase, which will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital, over the next five years.

Financial Results and Portfolio Performance

The financial performance of IBRD reflects the impact from the measures put in place in previous years to increase its financial capacity and ensure its long-term financial sustainability.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID).

[2]	By decreasing the percentage of people living on less than $1.90 a day to no more than 3% by 2030 and improving the income growth of the bottom 40% in each country.

IBRD Management’s Discussion and Analysis: December 31, 2018 3

Management’s Discussion and Analysis	Section I: Executive Summary

Net Income and Allocable Income

IBRD had net income of $359 million on a reported basis for the first six months of FY19, compared with net income of $228 million during the same period in FY18. The higher net income during the first six months of FY19 is primarily due to unrealized mark-to-market gains experienced on the non-trading portfolios compared with unrealized mark-to-market losses in the same period last year, as well as the higher net interest revenue and lower loan loss provision. The unrealized mark-to-market gains and losses on the non-trading portfolios introduce volatility into IBRD’s reported net income.

Given IBRD’s intention to maintain its non-trading portfolio positions, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income, which is the income measure used as the basis for making net income allocation decisions.

IBRD’s allocable income during the first six months of FY19 was $557 million, an increase of $138 million from the same period in FY18. The higher allocable income was primarily due to an increase in IBRD’s net interest revenue and a decrease in the loan loss provision in FY19 as compared to FY18 (See Section III).

Loans

IBRD’s lending operations during the first six months of FY19 resulted in $5.5 billion of new loan commitments and $3.6 billion of net loan disbursements. The latter was the key driver in the increase in net loans outstanding, from $184 billion as of June 30, 2018 to $186 billion as of December 31, 2018.

Investments

IBRD’s investment portfolio increased by $1.1 billion, from $73.5 billion as of June 30, 2018 to $74.6 billion as of December 31, 2018. The investments remain concentrated in the upper end of the credit spectrum, with 62% rated AA or above (see Table 8), reflecting IBRD’s objective of principal protection and resulting preference for high quality investments.

Borrowings

As of December 31, 2018, the borrowing portfolio totaled $217 billion, $3 billion above June 30, 2018. This increase was mainly due to net new issuances of $3.8 billion. The debt issuances were highly diversified; 21 currencies ranging in size from $0.5 million to $5 billion, with an average maturity of 4.6 years. The funds raised financed development lending operations and satisfied the increase in liquidity requirements.

Usable Equity

IBRD’s usable equity has remained stable compared with June 30, 2018. The Governors’ approval of the GCI and SCI resolutions, on October 1, 2018, will enhance IBRD’s financial capacity and allow IBRD to better support the development priorities of its client countries.

4 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section I: Executive Summary

Key Performance Indicators

Lending – Lending commitments (including guarantees) were 28% lower compared with the same period in FY18 (Table 4). During the first six months of FY19, IBRD committed $5.5 billion to help its borrowing member countries finance their development needs. The region with the largest share of commitments was Latin America and the Caribbean with 29% in FY19 YTD. As of December 31, 2018, IBRD’s net loans outstanding amounted to $186 billion, an increase of $2.8 billion from June 30, 2018.

In billions of U.S dollars

Capital Adequacy and Liquidity – The Equity-to-Loans ratio was 22.7% as of December 31, 2018, marginally lower than the 22.9% as of June 30, 2018. The net investment portfolio reached $75 billion as of December 31, 2018. In addition to pre-funding activities during the period, IBRD maintains high levels of liquidity in its investment portfolio to ensure it can meet its liquidity needs, even under potential scenarios of severe market disruptions. The borrowing portfolio was $217 billion as of December 31, 2018, an increase of $3 billion compared with June 30, 2018.

In billions of U.S dollars (except for ratio)

Financial Results – On a reported basis, IBRD had net income of $359 million for the first six months of FY19 compared with net income of $228 million during the same period in FY18. This primarily reflects unrealized mark-to-market gains experienced on the non-trading portfolios, compared with unrealized mark-to-market losses in the first six months of FY18 (See Table 1). After the standard adjustments to arrive at allocable income, IBRD had allocable income of $557 million for the first six months of FY19, higher by $138 million compared with the same period in FY18.

In millions of U.S dollars

IBRD Management’s Discussion and Analysis: December 31, 2018 5

Management’s Discussion and Analysis	Section: II Overview

Section: II Overview

IBRD, an international organization owned by its 189-member-countries, is one of the five institutions of the WBG. Each of these institutions is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is one of the largest Multilateral Development Banks (MDB) in the world and is able to combine knowledge services and financing with global reach. While its main business activity is extending loans to its eligible member countries, by operating globally, IBRD maintains a depth of development knowledge, uses its convening power to advance the global public goods agenda, and coordinates responses to regional and global challenges.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure its financial strength to fulfill its sustainable development activities. IBRD seeks to generate sufficient revenue to conduct its operations, and to set aside funds in reserves to strengthen its financial sustainability. It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

The financial strength of IBRD is based on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members, and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain its capital adequacy, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD pursues its development goals primarily by providing loans, guarantees, and knowledge services for development-focused projects and programs to governments of middle-income and creditworthy low-income countries.

IBRD offers its borrowers long-term loans that can have a final maturity of up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs. Loans are offered on both fixed and variable terms, and in multiple currencies; though borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management tools such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

Figure 1 illustrates IBRD’s financial business model.

Figure 1: IBRD’s Financial Business Model

6 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section: II Overview

In order to meet its development goals, it is important for IBRD to intermediate funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies, and its bonds are viewed as high quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD issues its securities both through global offerings and bond issues tailored to the needs of specific markets or investor types. This is done by offering bonds to investors in various currencies, maturities, markets, and with fixed and variable terms, often opening new markets for international investors by offering new products or bonds in emerging-market currencies. IBRD’s annual funding volumes vary from year to year. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations.

IBRD makes extensive use of derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest rate and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize the earnings on its equity. See Section IV: Risk Management for additional details on how IBRD uses derivatives.

Management believes that its risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies introduce volatility through unrealized mark-to-market gains and losses on the reported basis income statement (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, Management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments (both net of funding costs), and equity contribution. These revenues cover administrative expenses, provisions for losses on loans and other exposures3 (LLP), as well as transfers to Reserves,

Surplus, and for other development purposes including transfers to IDA.

In addition to the revenue generated from activities as shown in Figure 2, IBRD earns revenue from other development activities, in the form of non-interest revenue from externally funded activities. Mobilization of external funds from third-party partners includes trust funds, reimbursable funds and fee-based services from member countries, such as Reimbursable Advisory Services (RAS), Externally Financed Outputs (EFO), and the Reserves Advisory Management Program (RAMP). The growth of non-interest revenue from externally funded activities provides an additional means to expand capacity to support the development needs of client countries. Management continues to strengthen and align this revenue source with the overall WBG strategy and priorities.

At IBRD’s Spring Meetings in April 2018, the Governors endorsed a package of measures and a capital increase designed to enhance IBRD’s financial capacity on a sustainable basis. That package includes:

•	A General and Selective Capital increase that will provide up to $7.5 billion in additional paid-in capital. This includes the allocation of shares from the current pool of unallocated shares;

•	New loan pricing measures approved by the Executive Directors at the end of FY18, and implemented in FY19;

•	An increase in the Single Borrower Limit (SBL) with differentiation based on per capita income; approved by the Executive Directors at the end of FY18;

•	Continued efficiency measures and administrative simplification; and

•

A financial sustainability framework, which was approved by the Executive Directors on December 11, 2018. Under this framework, Management will provide an update of the sustainable annual lending limit and the Executive Directors will approve a crisis buffer on an annual basis, starting with the limit and buffer for FY20.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

IBRD Management’s Discussion and Analysis: December 31, 2018 7

Management’s Discussion and Analysis	Section: II Overview

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”. All instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Condensed Statement of Income, except for changes in IBRD’s own credit, which effective July 1, 2018, are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses reported net income as the basis for deriving allocable income.

Fair Value Results

IBRD reflects all financial instruments at fair value in Section V of this document. The fair value of these instruments is affected by changes in market variables such as interest rates, exchange rates, and credit risk. Management uses fair value to assess the performance of the Investment-Trading portfolio; and to manage various market risks, including interest rate risk and commercial counterparty credit risk.

Allocable Income

IBRD’s Articles of Agreement (Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD’s definition of allocable income starts with the net income on a reported basis, and includes certain adjustments, which are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains/losses associated with its non-trading portfolios, as well as the expenses associated with the Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

IBRD uses derivatives to manage its exposure to various market risks inherent in its trading and non-trading portfolios. These derivatives are primarily used to economically align the interest rate and currency bases of its assets and liabilities.

In line with its financial risk management policies, IBRD intends to maintain its positions in the non-trading portfolios (loans, borrowings, and derivative instruments in the Equity Management Framework). As a result, Management has consistently followed the practice of excluding unrealized mark-to-market gains and losses on its non-trading portfolios to arrive at allocable income, since derivatives are carried at fair value with changes going through the income statement.

8 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section III: Financial Results

Section III: Summary of Financial Results

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s reported net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the six months ended December 31,	2018	2017	Variance
Interest revenue, net of funding costs
Interest margin	$647	$590	$57
Equity contribution, (including EMF)	410	350	60
Investments	47	108	(61)

Net interest revenue	$1,104	$1,048	$56

Provision for losses on loans and other exposures, net	(50)	(92)	42
Net non-interest expenses (Table 6)	(561)	(606)	45
Net other revenue (Table 5)	20	81	(61)
Board of Governors-approved and other transfers	(338)	(178)	(160)
Unrealized mark-to-market gains/ (losses) on non-trading portfolios, net [a]	184	(25)	209

Net income	$359	$228	$131

Adjustments to reconcile net income to allocable income:
Pension and other adjustments	44	(12)	56
Board of Governors-approved and other transfers	338	178	160
Unrealized mark-to-market (gains)/ losses on non-trading portfolios, net [a]	(184)	25	(209)

Allocable income	$557	$419	$138

a.	Adjusted to exclude amounts reclassified to realized gains (losses). See Table 15.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

As of December 31, 2018, total assets increased by 3% from June 30, 2018. The asset growth was primarily driven by an increase in net loans outstanding and an increase in investments. In line with IBRD’s risk management strategies and consistent with the increase in investments, the receivable and payable from derivatives increased during the period compared with June 30, 2018. As of December 31, 2018, IBRD’s net derivative exposure, after master netting agreements and collateral received, was   $1,338 million, of which $92 million related to commercial credit exposure (See Table 8 and Notes to Condensed Quarterly Financial Statements, Note F: Derivative Instruments).

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of	December 31, 2018	June 30, 2018	Variance
Investments and due from banks	$74,747	$73,188	$1,559
Net loans outstanding	186,371	183,588	2,783
Receivable from derivatives	147,494	141,716	5,778
Other assets	4,656	4,564	92

Total Assets	$413,268	$403,056	$10,212

Borrowings	212,227	208,009	4,218
Payable for derivatives	152,295	147,096	5,199
Other liabilities	6,138	6,107	31
Equity	42,608	41,844	764

Total Liabilities and Equity	$413,268	$403,056	$10,212

IBRD Management’s Discussion and Analysis: December 31, 2018 9

Management’s Discussion and Analysis	Section III: Financial Results

Net Income and Allocable Income

On a reported basis, IBRD had net income of $359 million for the first six months of FY19, an increase of $131 million compared with net income of $228 million during the same period in FY18. The higher net income during the first six months of FY19 is primarily due to the unrealized mark-to-market gains experienced on the non-trading portfolios, compared with unrealized mark-to-market losses in the same period last year, as well as the higher net interest revenue and a lower loan loss provision in FY19 (See Table 1).

For the first six months of FY19, IBRD’s allocable income was $557 million, an increase of $138 million from the same period in FY18. The higher allocable income was primarily due to an increase in IBRD’s net interest revenue and lower loan loss provision in FY19 as compared to FY18.

Results from Lending activities

Interest Margin

Net interest margin is the spread earned (revenue less associated funding costs) on loans funded by borrowings and IBRD’s equity. For the first six months of FY19, IBRD’s net interest margin was $647 million, an increase of $57 million compared with the same period in FY18 (Figure 3). The higher net interest margin was driven by the gradual impact of the pricing measures adopted in FY14, evidenced by the higher proportion of loans subject to the new pricing, as well as the increase in lending volume during the period.

Figure 3: Net Interest Margin

In millions of U.S. dollars, YTD

Loan Portfolio

As of December 31, 2018, IBRD’s net loans outstanding amounted to $186 billion (Table 2), 1.5% higher compared with June 30, 2018 (Figure 4). The increase was mainly attributable to positive net disbursements of $3.6 billion during the period, partially offset by $0.7 billion of currency translation losses, resulting from the 1.6% depreciation of the euro against the U.S. dollar during the period.

Figure 4: Net Loans Outstanding

In billions of U.S. dollars

Gross disbursements during the first six months of FY19 were $8.8 billion, marginally lower than the same period in FY18 (Table 3). The current period’s activity includes $5.1 billion of disbursements supporting Investment Projects, of which $1.7 billion was in the Latin America and the Caribbean region, and $1.1 billion each was in the East Asia & Pacific, and Europe & Central Asia regions.

In the first six months of FY19, IBRD had new loan commitments totaling $5.5 billion, which were 28% lower than the same period in FY18 (Table 4). These new loan commitments primarily supported operations in the Equitable Growth, Finance & Institutions and Sustainable Development clusters and were largely concentrated in Macroeconomics, Trade & Investment and Finance Competitiveness & Innovation related projects.

10 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section III: Financial Results

Table 3 : Gross Disbursements by Region

In millions of U.S. dollars

	2018		2017
For the six months ended December 31,	Amount	% of total	Amount	% of total	Variance
Africa	$128	1%	$573	6%	$(445)
East Asia and Pacific	2,255	26	1,675	19	580
Europe and Central Asia	1,166	13	2,889	33	(1,723)
Latin America and the Caribbean	3,017	35	1,953	22	1,064
Middle East and North Africa	1,626	19	1,332	15	294
South Asia	563	6	446	5	117

Total	$8,755	100%	$8,868	100%	$(113)

Table 4: Commitments by Region In millions of U.S. dollars
	2018		2017
For the six months ended December 31,	Amount	% of total	Amount	% of total	Variance
Africa	$325	6%	$480	6%	$(155)
East Asia and Pacific	400	7	878	12	(478)
Europe and Central Asia	1,000	18	825	11	175
Latin America and the Caribbean	1,563	29	1,521	20	42
Middle East and North Africa	1,300	24	2,158	28	(858)
South Asia	879	16	1,714	23	(835)

Total	$5,467	100%	$7,576	100%	$(2,109)

Results from Investing Activities

Net Investment Revenue

During the first six months of FY19, IBRD’s net investment revenue amounted to $47 million. This compares with $108 million during the same period in FY18. The $61 million decrease was primarily due to limited investment opportunities as a result of compressed credit and term premia during the period.

Investment Portfolio

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of December 31, 2018, the net investment portfolio totaled $75 billion, with $73 billion representing the liquid asset portfolio. This compares with an investment portfolio valued at $74 billion as of June 30, 2018, with $72 billion representing the liquid asset portfolio (See Notes to Condensed Quarterly Financial Statements, Note C: Investments). The increased level of liquidity reflects higher projected debt service, as well as anticipation of loan disbursements during the coming months.

Figure 5: Net Investment Revenue

In millions of U.S. dollars, YTD

Figure 6: Net Investment Portfolio In billions of U.S. dollars

IBRD Management’s Discussion and Analysis: December 31, 2018 11

Management’s Discussion and Analysis	Section III: Financial Results

Results from Borrowing Activities

As of December 31, 2018, the borrowing portfolio totaled $217 billion, a $3 billion increase compared with June 30, 2018 (See Notes to Condensed Quarterly Financial Statements, Note E: Borrowings). This increase was due to net new issuances of $3.8 billion in anticipation of higher projected debt service and loan disbursements during the coming months. The debt issuances during the period were highly diversified in 21 currencies, with an average maturity of 4.6 years. As of December 31, 2018, the borrowing portfolio included short-term borrowings of $10.9 billion, $0.3 billion higher compared with June 30, 2018.

Equity Contribution

Equity contribution is comprised of interest revenue earned from the Equity Management Framework (EMF), and any gains which have been realized during the period as a result of the termination of certain EMF positions. It also includes equity savings (revenue from the proportion of loans funded by equity), and certain minor adjustments including those relating to discontinued loan products. For the first six months of FY19, equity contribution increased by $60 million compared to the prior year, mainly as a result of higher equity savings. The increase in equity savings was partially offset by the net decrease in interest revenue from the EMF swaps (where IBRD receives fixed interest rates and pays floating interest rates), consistent with the increase in short-term interest rates during the period.

Figure 7: Borrowing Portfolio

In billions of U.S. dollars

Figure 8: Equity Contribution

In millions of U.S. dollars, YTD

Table 5: Net Other Revenue

In millions of U.S. dollars

For the six months ended December 31,	2018	2017	Variance
Loan commitment fees	$53	$42	$11
Guarantee fees	8	5	3
Net earnings from Post-Employment Benefit Plan (PEBP)	(15)	31	(46)
Pilot Auction Facility (PAF) and Pandemic Emergency Facility (PEF) [a]	(28)	2	(30)
Others	2	1	1

Net other revenue (Table 1)	$20	$81	$(61)

a. Amount is fully offset by fair value changes in trades (facing counterparties) related to PEF and PAF, which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1).

Net Other Revenue

Net Other Revenue represents non-interest sources of revenue. Table 5 provides details on the composition of net other revenue, which was lower in the first six months of FY19, compared with the same period in FY18. The decrease was mainly due to lower investment returns from PEBP assets during the period, and also due to expenses for transactions associated with the Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), and the

Pandemic Emergency Financing Facility (PEF). This was partially offset by an increase in loan commitment fees compared with FY18, as a result of the higher proportion of undisbursed loan balances, which are subject to the 25 basis-point commitment fee charge re-introduced as part of the FY14 pricing measures.

Net Non-Interest Expenses

As shown in Table 6, IBRD’s net non-interest expenses primarily comprise administrative expenses,

12 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section III: Financial Results

net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost sharing methodology, approved by their Boards, which is primarily driven by the relative level of activities relating to lending, knowledge services, and other services between these two institutions. The staff costs and consultant and contractual services shown in Table 6 include costs related to IBRD executed trust funds, which are recovered through revenue from externally funded activities.

Net non-interest expenses for the first six months of FY19 decreased as a result of the impact of the lower allocation of administrative expenses to IBRD in accordance with the IBRD/IDA cost sharing methodology, lower pension costs, as well as the increase in revenue from externally funded activities.

Figure 9: Net Non-Interest Expenses

In millions of U.S. dollars, YTD

Table 6: Net Non-Interest Expenses

In millions of U.S. dollars

For the six months ended December 31,	2018	2017	Variance
Administrative and pension expenses
Staff costs	$478	$475	$3
Travel	77	76	1
Consultant and contractual services	166	163	3
Pension and other post-retirement benefits	120	136	(16)
Communications and technology	24	24	-
Equipment and buildings	58	58	-
Other expenses	14	18	(4)

Total administrative and pension expenses	$937	$950	$(13)

Grant making facilities	16	15	1
Revenue from externally funded activities
Reimbursable revenue – IBRD executed trust funds	(267)	(245)	(22)
Other revenue	(125)	(114)	(11)

Total revenue from externally funded activities	$(392)	$(359)	$(33)

Net non-interest expenses (Table 1)	$561	$606	$(45)

Unrealized Mark-to-market Gains/Losses on Non-trading Portfolios

These mainly comprise unrealized mark-to-market gains and losses on IBRD’s loan, borrowing, and EMF portfolios. Since IBRD intends to maintain its positions in the non-trading portfolios, unrealized mark-to-market gains and losses associated with these positions, are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally made on the basis of amounts which have been realized. See Section V for details on the unrealized mark-to-market gains/losses on the EMF portfolio.

Loan Portfolio

All loans are reported at amortized cost, while the derivatives which convert IBRD’s loans to variable rate instruments are reported at fair value. As a result, while from an economic perspective all of IBRD’s loans, after the effect of derivatives, carry variable rates, and, therefore, have a low sensitivity to interest rates, this is not reflected in reported net income. In order to show the effect of its risk management policies, IBRD reflects its loans at fair value in the MD&A. See Section V for more details.

Borrowing Portfolio

On a reported basis, all of IBRD’s borrowings and the related derivatives are at fair value, and, therefore, unrealized mark-to-market gains and losses on the borrowing related derivatives are correspondingly offset by unrealized mark-to-market gains and losses on the underlying borrowings, except for changes in IBRD’s own credit.

Effective July 1, 2018, the impact of the change in IBRD’s own credit is reflected as a Debit Valuation Adjustment on Fair Value Option Elected Liabilities in Other Comprehensive Income (OCI). These amounts were previously recognized in IBRD’s unrealized mark-to-market gains/losses on non-trading portfolios in net income. See Section V for more details.

IBRD Management’s Discussion and Analysis: December 31, 2018 13

Management’s Discussion and Analysis	Section IV: Risk Management

Section IV: Risk Management

Risk Governance

IBRD’s risk management processes and practices continually evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. IBRD’s Board of Executive Directors (Board), particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities. It also supports Management in its oversight function, particularly in coordinating different aspects of risk management, and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “three lines of defense” principle where:

i.	Business units are responsible for directly managing risks in their respective functional areas,

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities, and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises: risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Risk Oversight and Coverage

The CRO has an overview of both financial and operational risks. These risks include (i) country credit risks in the core sovereign lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The risk in operations in IBRD’s lending activities is monitored, at the corporate level, by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS and the Integrity Vice Presidency jointly address such issues.

Summary and Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing. The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

14 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

Table 7: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of	December 31, 2018	June 30, 2018	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$15,715	$15,732	$(17)	$8	$(25)
Special reserve	293	293	-	-	-
General reserve [a]	28,606	28,606	-	-	-
Cumulative translation adjustment [b]	(594)	(465)	(129)	-	(129)
Other adjustments [c]	(648)	(648)	-	-	-

Equity (usable equity)	$43,372	$43,518	$(146)	$8	$(154)

Loans exposure	$188,419	$185,589	$2,830	$3,578	$(748)
Present value of guarantees	2,733	2,540	193	212	(19)
Effective but undisbursed DDOs	3,103	4,548	(1,445)	(1,445)	-
Related accumulated provisions	(1,652)	(1,607)	(45)	(50)	5
Deferred loan income	(458)	(448)	(10)	(11)	1
Other exposures	(705)	(692)	(13)	(13)	-

Loans (total exposure)	$191,440	$189,930	$1,510	$2,271	$(761)

Equity-to-Loans Ratio	22.7%	22.9%

a.	June 30, 2018 amount includes proposed transfer of $913 million to the General Reserve, which was subsequently approved by IBRD’s Executive Directors on August 9, 2018.
b.	Excluding cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Other adjustments primarily relate to the net underfunded status of IBRD’s pension plans.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon.

As shown in Table 7, IBRD’s equity-to-loans ratio marginally decreased to 22.7% as of December 31, 2018, from 22.9 % as of June 30, 2018, and remained above the 20% minimum ratio under the strategic capital adequacy framework. In line with IBRD’s currency management policy, exchange rate movements during the period did not have an impact on IBRD’s equity-to-loans ratio. Under the currency management policy, to minimize exchange rate risk in a multicurrency environment, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD’s policy is to minimize the exchange rate sensitivity of its capital adequacy as measured by the equity-to-loans ratio. It implements this policy by periodically undertaking currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD manages country credit risk by using individual country exposure limits and takes into account factors such as population size and the economic situation of the country. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

IBRD Management’s Discussion and Analysis: December 31, 2018 15

Management’s Discussion and Analysis	Section IV: Risk Management

Figure 10: Country Exposures as of December 31, 2018 In billions of U.S. dollars

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers account for a large share of loans outstanding, is a key concern for IBRD. The ten countries with the highest exposures accounted for about 62% of IBRD’s total exposure, as of December 31, 2018.

Concentration risk is carefully managed, in part, by applying an exposure limit to a single borrowing country for the aggregate balance of loans outstanding, the present value of guarantees, the undisbursed portion of Deferred Drawdown Options (DDOs), and other eligible exposures that have become effective. Under the current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) and the Single Borrower Limit (SBL). The Executive Directors approved a new SBL framework on June 28, 2018, which became effective July 1, 2018. The new framework reflects a dual-SBL system, which differentiates between countries below the Graduation Discussion Income (GDI) threshold and those above it. Under the new system, the SBL is $21 billion for highly creditworthy countries below the GDI, and $19.5 billion for highly creditworthy countries above the GDI. In the event that a borrowing country eligible for one of the limits set under the new SBL framework is downgraded to the high-risk category, management may determine that the borrowing country continue to be eligible for borrowing at the currently applicable limit, but the borrowing country would not be eligible for any future increases in the SBL approved by the Executive Directors. Currently, there are two countries below- GDI and two countries above-GDI, which have their exposure limits set at the applicable SBLs. For all other countries, the individual country exposure limits are set below the relevant SBL.

Accumulated Provision on Loans and Other Exposures

IBRD records a provision to reflect the probable losses inherent in its loan portfolio and other exposures, including protection provided under the Exposure Exchange Agreement (EEA). For the first six months of FY19, IBRD had a provision for losses on loans and other exposures of $50 million, reflecting the impact of the increase in exposure during the period.

As of December 31, 2018, IBRD had an accumulated provision for losses on loans and other exposures of $1,690 million, which was less than 1% of these exposures, ($1,645 million as of June 30, 2018, less than 1% of total exposures).

As of December 31, 2018, only 0.2% of IBRD’s loans were in nonaccrual status, and all were related to Zimbabwe (See Notes to Condensed Quarterly Financial Statements, Note D: Loans and Other Exposures).

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is managed by applying eligibility criteria, volume limits for transactions with individual counterparties, and using mark-to-market collateral arrangements for swap transactions. The effective management of this risk is vital to the success of IBRD’s funding, investment, and asset/liability management. The monitoring and managing of this risk is continuous, given the changing market environment.

As a result of IBRD’s use of mark-to-market collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including Agencies, Asset Backed Securities, Corporates, and Time Deposits). IBRD’s overall commercial counterparty credit exposure increased by $1.5 billion during the first six months of FY19, to $73.4 billion as of December 31, 2018, consistent with the increase in the investment portfolio. As shown in Table 8, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 62% of the portfolio rated AA or above and the remainder primarily rated A. The exposures with the AAA and AA rated counterparties primarily related to sovereign debt and time deposits. The A rated counterparties primarily consisted of financial institutions (limited to short-term deposits and swaps) and sovereign debt.

16 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Ratinga

In millions of U.S. dollars

	As of December 31, 2018
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$3,268	$13,677	$-	$16,945	23%
AA	5,934	22,653	49	28,636	39
A	17,223	10,469	28	27,720	38
BBB	1	31	15	47	*
BB or lower/unrated	-	8	*	8	*

Total	$26,426	$46,838	$92	$73,356	100%

	As of June 30, 2018
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Derivative Exposure	Total Exposure	% of Total
AAA	$5,127	$13,319	$-	$18,446	26%
AA	3,388	28,208	177	31,773	44
A	13,045	8,365	66	21,476	30
BBB	118	33	11	162	*
BB or lower/unrated	-	9	-	9	*

Total	$21,678	$49,934	$254	$71,866	100%

a.  Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating if an instrument or issuer (as applicable) is rated by only one rating agency.

* Indicates amount less than $0.5 million or percentage less than 0.5%.

Table 9: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of December 31, 2018
Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$11,908	$727

Affiliated Organization	Derivatives	Intermediation on behalf of IDA	5,393	-

Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	2,409	527

			19,710	1,254

Non-Commercial Counterparty Credit Risk

In addition to the derivative transactions with commercial counterparties, IBRD also offers derivative-intermediation services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates (See Table 9).

IBRD has a master derivatives agreement with the International Finance Facility for Immunization (IFFIm), under which several transactions have been executed. IBRD has the right to call for collateral above an agreed specified threshold. As of December 31, 2018, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of net financial obligations of IFFIm less cash and liquid assets, as a percentage of the net present value of IFFIm’s financial assets.

Market Risk

Exchange Rate Risk

IBRD holds its assets and liabilities mainly in U.S. dollars and euros. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. These movements are shown as currency translation adjustments in other comprehensive income, in equity, given IBRD’s multifunctional currency paradigm. While IBRD’s equity could be affected by

IBRD Management’s Discussion and Analysis: December 31, 2018 17

Management’s Discussion and Analysis	Section IV: Risk Management

exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency. In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these polices are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the period generally do not have an impact on the overall equity-to-loans ratio.

Interest Rate Risk

IBRD faces three main sources of interest rate risk: the interest rate sensitivity of the income earned in a low interest rate environment, fixed-spread loans refinancing risk, and interest rate risk on the liquid asset portfolio.

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates. Figure 11 below illustrates the use of derivatives for loans and borrowings:

Figure 11: Use of Derivatives for Loans and Borrowings

Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 12 below illustrates the use of derivatives in the liquidity portfolio:

Figure 12: Use of Derivatives for Investments

Revenue from loans funded by IBRD’s equity is sensitive to changes in short-term interest rates, as IBRD’s loans, net of derivatives, predominantly earn variable interest linked to variable rate indices (e.g., LIBOR). Approximately 23% of IBRD’s net loans and other exposures are funded by equity, as indicated by the equity-to-loans ratio of 22.7%. The interest revenue on the loans funded by equity, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. To manage this exposure, IBRD uses the EMF, which allows the flexibility of managing the duration of IBRD’s equity within a range of zero to five years based on market and macroeconomic conditions. Figure 13 illustrates the use of derivatives for EMF:

Figure 13: Use of Derivatives for EMF

18 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section IV: Risk Management

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

Historically, IBRD has operated at liquidity levels ranging between 100% and 150% of the Prudential Minimum. From June 2017 the Prudential Minimum is defined as 80% of the Target Liquidity Level. The 150% maximum guideline now applies to the Target Liquidity Level rather than the Prudential Minimum, and continues to function as a guideline rather than a hard ceiling. See Table 10.

Table 10: Liquidity Levels

Effective for FY19	In billions of U.S. dollars	% Of Target Liquidity Level

Target Liquidity Level	56.0

Guideline Maximum Liquidity Level	84.0	150%

Prudential Minimum Liquidity Level	44.8	80%

Liquid Asset Portfolio-as of December 31, 2018	72.7	130%

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risks which are inherent in its activities. IBRD is exposed to a range of operational risks including physical security, staff health and safety, business continuity, external vendor risks and data and cyber security. IBRD’s approach to managing operational risk includes assessing, monitoring and reporting risks; identifying emerging risks through research and analysis of internal and external events; and developing appropriate risk response and mitigating actions.

IBRD Management’s Discussion and Analysis: December 31, 2018 19

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Section V: Fair Value Analysis

An important element in achieving IBRD’s financial goals is its ability to minimize the cost of borrowing from capital markets for lending to member countries by using financial instruments, including derivatives. The fair value of these financial instruments is affected by changes in the market environment such as interest rates, exchange rates and credit risk. Fair value is used mainly to assess the performance of the investment trading portfolio, and to manage certain market risks, including interest rate and commercial credit risk for derivative counterparties.

Fair Value Results

Fair value results on a comprehensive basis include the fair value changes reflected in the reported basis results relating to instruments at fair value in the investment and borrowing portfolios, and all other derivatives. The results also include changes in the fair value of loans carried at amortized cost, and changes in Accumulated Other Comprehensive Loss (AOCL). As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk (IBRD’s non-commercial counterparty exposure mainly arises from derivative-intermediation activities on behalf of IFFIm, as discussed earlier). For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

IBRD also calculates a DVA for changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk (own credit).

Through FY18, all fair value adjustments were recognized through the Statement of Income. Under new guidance issued by the FASB, effective July 1, 2018, fair value adjustments relating to changes in IBRD’s own credit for financial liabilities measured under the fair value option are reported in Other Comprehensive Income (OCI) (see Notes to Financial Statements, Note A: Summary of Significant Accounting and Related Policies).

As of December 31, 2018, IBRD’s Condensed Balance Sheet included a DVA of $649 million in AOCL, associated with the changes in its own credit for financial liabilities measured under the fair value option (borrowings). This includes $493 million resulting from the widening of IBRD’s credit spreads during the first six months of FY19.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of December 31, 2018, IBRD’s Condensed Balance Sheet included a CVA and a DVA, on outstanding derivatives, of $9 million and $19 million, respectively.

Effect of Interest and Credit

After the effect of derivatives, virtually the entire loan and borrowing portfolios for IBRD carry variable interest rates. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is, therefore low, resulting in relatively small interest rate-related unrealized mark-to-market gains/losses in income (Table 12).

The changes in fair value for financial instruments in IBRD’s non-trading portfolios resulted in net unrealized mark-to-market gains of $784 million for the first six months of FY19. See Table 11 for details.

Table 11: Summary of Fair Value Adjustments on Non-Trading Portfoliosa

In millions of U.S. dollars

Gains / (losses) for the six months ended December 31,	2018	2017
Borrowing portfolio	$588	$28
Loan portfolio	(118)	512
EMF	314	(267)

Total	$784	$273

a. See Table 14 for reconciliation to the fair value comprehensive basis net income.

20 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 12: Effect of Interest Rates and Credit on IBRD’s Fair Value Income

In millions of U.S. dollars

As of December 31, 2018	Interest Rate Effect on Fair Value Income Sensitivity [a] [c]	Credit Effect on Fair Value Income Sensitivity [b] [c]
Borrowing portfolio	$5	$63
Loan portfolio	(13)	(29)
EMF	(9)	*
Investment portfolio	(1)	(2)

Total (losses)/gains	$(18)	$32

a.	After the effects of derivatives
b.	Excludes CVA and DVA on swaps.
c.	Amount represents dollar change in fair value corresponding to a one basis-point parallel upward shift in interest rates /credit spreads.
*	Sensitivity is marginal.

Loan Portfolio

For the first six months of FY19, IBRD experienced $118 million of unrealized mark-to-market losses on the loan portfolio. This was mainly driven by unrealized mark-to-market losses of $209 million on the loan related derivatives, resulting mainly from the downward movement in U.S. dollar interest rates during the period. As shown in Table 12, the dollar value change corresponding to a one-basis-point upward parallel shift in CDS rates on the loan portfolio is about $29 million of unrealized mark-to-market losses. See the June 30, 2018 MD&A for a detailed discussion on how the credit risk of each portfolio is managed.

EMF

For the first six months of FY19, IBRD experienced $314 million of unrealized mark-to-market gains on the EMF portfolio, mainly driven by the impact of the downward movement in U.S. dollar interest rates during the period. As measured by duration, the interest rate sensitivity of IBRD’s equity was approximately 2.4 years as of December 31, 2018.

As shown in Table 12, on a fair value basis, if interest rates increased by one basis-point across markets, IBRD would experience a net unrealized mark-to-market loss of approximately $9 million for the EMF portfolio as of December 31, 2018.

Borrowing Portfolio

For the first six months of FY19, IBRD experienced $588 million of unrealized mark-to-market gains on the borrowing portfolio, of which $95 million was reflected on the statement of income, and $493 million was reflected in OCI. The $95 million of net unrealized mark-to-market gains are mainly due to the impact on borrowing-related derivatives of the decrease in interest rates during the period. The $493 million of unrealized mark-to-market gains, reflects the changes in IBRD’s own credit during the period. As shown in Table 12, the dollar value change corresponding to a one basis-point upward parallel shift in interest rates on IBRD’s own credit relative to LIBOR is about $63 million of unrealized mark-to-market gains.

Figure 14 provides a breakdown of the overall sensitivity to interest rates of the borrowing, loan, EMF, and investment portfolios. The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is low, resulting in relatively small interest rate-related unrealized mark-to-market gains/losses in reported net income. For example, for the borrowing portfolio, a one basis-point increase in interest rates would result in net unrealized mark-to-market gains of $63 million on the bonds. These would be offset by net unrealized mark-to-market losses of $58 million on the related swaps, resulting in net unrealized mark-to-market gains of $5 million for the portfolio.

Tables 13 to 15 provide a reconciliation from the reported basis to the fair value basis for both the Condensed Balance Sheet and Condensed Statement of Income.

IBRD Management’s Discussion and Analysis: December 31, 2018 21

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Figure 14: Sensitivity to Interest Rates as of December 31, 2018

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Table 13: Condensed Balance Sheet on a Fair Value Basis

In millions U.S. dollars

	As of December 31, 2018			As of June 30, 2018
	Reported Basis	Adjustments	Fair Value Basis	Reported Basis	Adjustments	Fair Value Basis

Due from banks	$597	$-	$597	$619	$-	$619
Investments	74,150	-	74,150	72,569	-	72,569
Net loans outstanding	186,371	3,169	189,540	183,588	3,062	186,650
Receivable from derivatives	147,494	-	147,494	141,716	-	141,716
Other assets	4,656	-	4,656	4,564	-	4,564

Total assets	$413,268	3,169	416,437	$403,056	$3,062	$406,118

Borrowings	$212,227	9	212,236	$208,009	$10	$208,019
Payable for derivatives	152,295	-	152,295	147,096	-	147,096
Other liabilities	6,138	-	6,138	6,107	-	6,107

Total liabilities	370,660	9	370,669	361,212	10	361,222
Paid-in capital stock	16,456	-	16,456	16,456	-	16,456
Retained earnings and other equity	26,152	3,160	29,312	25,388	3,052	28,440

Total equity	42,608	3,160	45,768	41,844	3,052	44,896

Total liabilities and equity	$413,268	3,169	416,437	$403,056	$3,062	$406,118

Table 14: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis

In millions of U.S. dollars

For the six months ended December 31,	2018	2017	Variance
Net income from Table 1	$359	$228	$131
Fair value adjustment on loans	113	286	(173)
Changes to AOCL:
Currency translation adjustments	(128)	350	(478)
Others	57	87	(30)
Net Change in DVA on Fair Value option elected liabilities	494	-	494

Net income on fair value comprehensive basis	$895	$951	$(56)

22 IBRD Management’s Discussion and Analysis: December 31, 2018

Management’s Discussion and Analysis	Section V: Fair Value Analysis

Table 15: Fair Value Adjustments, net on non-trading portfolios

In millions of U.S. dollars

	For the six months ended December 31, 2018
	Unrealized gains (losses) [a]	Realized losses	Fair Value Adjustment from Table 14	Other Adjustments	Total from Table 11
Borrowing portfolio [c]	$89	$3	$-	$496 [b]	$588
Loan portfolio [c]	(232)	1	113	-	(118)
EMF [d]	314	-	-	-	314
Asset-liability management portfolio [d]	-	-	-	-	-
Client operations portfolio	13	-	-	(13)	-

Total	$184	$4	$113	$483	$784

	For the six months ended December 31, 2017
	Unrealized gains (losses) [a]	Realized gains	Fair Value Adjustment from Table 14	Other Adjustments	Total from Table 11
Borrowing portfolio [c]	$19	$1	$-	$8	$28
Loan portfolio [c]	226	-	286	-	512
EMF [d]	(267)	-	-	-	(267)
Asset-liability management portfolio [d]	(1)	-	-	1	-
Client operations portfolio	(2)	-	-	2	-

Total	$(25)	$1	$286	$11	$273

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).
b.

Amount primarily represents change in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income.

c.	Includes related derivatives.
d.	Included in other derivatives on the Condensed Balance Sheet.

IBRD Management’s Discussion and Analysis: December 31, 2018 23

Management’s Discussion and Analysis	Section VI: Governance

Section VI: Governance

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board. FY18 was the final year of KPMG LLP’s second term as IBRD’s external auditor. Deloitte has been appointed as IBRD’s external auditor for a five-year term commencing FY19.

Senior Management Changes

Effective December 1, 2018 Arunma Oteh retired as Vice President and Treasurer of IBRD. Jingdong Hua was appointed as Vice President and Treasurer of IBRD, effective January 1, 2019.

Effective December 3, 2018, Joaquim Levy retired as Managing Director and WBG Chief Financial Officer (MDCFO).

Effective February 1, 2019:

•

Jim Yong Kim resigned as the President of the World Bank Group. The Executive Directors have started the process for selecting the next President and appointed Kristalina Georgieva, Chief Executive Officer, as the interim World Bank Group President.

•

Bernard Lauwers accepted a special assignment with the office of the Chief Executive Officer, and Jorge Familiar was appointed as the new Vice President and World Bank Group Controller. Bernard Lauwers will also be the acting MDCFO until the selection of a new MDCFO is concluded.

•	Akihiko Nishio has been appointed as Vice President, Development Finance (DFi), succeeding Axel Van Trotsenburg who has been appointed as the new Vice President for Latin America & Caribbean region.

24 IBRD Management’s Discussion and Analysis: December 31, 2018

List of Tables, Figures and Boxes

Tables

Table 1: Condensed Statement of Income	9
Table 2: Condensed Balance Sheet	9
Table 3 : Gross Disbursements by Region	11
Table 4: Commitments by Region	11
Table 5: Net Other Revenue	12
Table 6: Net Non-Interest Expenses	13
Table 7: Equity-to-Loans Ratio	15
Table 8: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating[a]	17
Table 9: Non-Commercial Counterparty Credit Risk	17
Table 10: Liquidity Levels	19
Table 11: Summary of Fair Value Adjustments on Non-Trading Portfolios[a]	20
Table 12: Effect of Interest Rates and Credit on IBRD’s Fair Value Income	21
Table 13: Condensed Balance Sheet on a Fair Value Basis	22
Table 14: Reconciliation from Net Income to Income on a Fair Value Comprehensive Basis	22
Table 15: Fair Value Adjustments, net on non-trading portfolios	23

Figures

Figure 1: IBRD’s Financial Business Model	6
Figure 2: Sources and Uses of Revenue	8
Figure 3: Net Interest Margin	10
Figure 4: Net Loans Outstanding	10
Figure 5: Net Investment Revenue	11
Figure 6: Net Investment Portfolio	11
Figure 7: Borrowing Portfolio	12
Figure 8: Equity Contribution	12
Figure 9: Net Non-Interest Expenses	13
Figure 10: Country Exposures as of December 31, 2018	16
Figure 11: Use of Derivatives for Loans and Borrowings	18
Figure 12: Use of Derivatives for Investments	18
Figure 13: Use of Derivatives for EMF	18
Figure 14: Sensitivity to Interest Rates as of December 31, 2018	22

Boxes

Box 1: Selected Financial Data	2

IBRD Management’s Discussion and Analysis: December 31, 2018 25

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2018

CONDENSED QUARTERLY FINANCIAL STATEMENTS

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 27

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2018 (Unaudited)	June 30, 2018 (Unaudited)
Assets

Due from banks—Notes C and K

Unrestricted cash	$504	$542

Restricted cash	93	77

	597	619

Investments-Trading (including securities transferred under repurchase agreements or securities lending agreements of $26 million—December 31, 2018; $29 million—June 30, 2018)—Notes C and K	73,926	72,352

Securities purchased under resale agreements—Notes C and K	224	217

Derivative assets

Investments—Notes C, F and K	45,085	38,015

Loans—Notes D, F and K	4,913	4,999

Client operations—Notes D, F, I and K	16,521	17,042

Borrowings—Notes E, F and K	80,132	80,518

Others—Notes F and K	843	1,142

	147,494	141,716

Loans outstanding—Notes D, I and K

Total loans	251,621	254,011

Less undisbursed balance	(63,202)	(68,422)

Loans outstanding	188,419	185,589

Less:

Accumulated provision for loan losses	(1,590)	(1,553)

Deferred loan income	(458)	(448)

Net loans outstanding	186,371	183,588

Other assets—Notes C, D, E and I	4,656	4,564

Total assets	$413,268	$403,056

28 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

	December 31, 2018 (Unaudited)	June 30, 2018 (Unaudited)
Liabilities

Borrowings—Notes E and K	$212,227	$208,009

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and K	36	122

Derivative liabilities

Investments—Notes C, F and K	44,872	37,298

Loans—Notes D, F and K	4,999	5,007

Client operations—Notes D, F, I and K	16,527	17,069

Borrowings—Notes E, F and K	84,937	86,161

Others—Notes F and K	960	1,561

	152,295	147,096

Other liabilities—Notes C, D and I	6,102	5,985

Total liabilities	370,660	361,212

Equity

Capital stock—Note B

Authorized (2,783,873 shares—December 31, 2018, and 2,307,600 shares—June 30, 2018)

Subscribed (2,277,364 shares—December 31, 2018, and June 30, 2018)	274,730	274,730

Less uncalled portion of subscriptions	(258,274)	(258,274)

Paid-in capital	16,456	16,456

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(353)	(361)

Receivable amounts to maintain value of currency holdings	(218)	(313)

Deferred amounts to maintain value of currency holdings	(99)	27

Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note G)	28,661	28,457

Accumulated other comprehensive loss—Note J	(1,839)	(2,422)

Total equity	42,608	41,844

Total liabilities and equity	$413,268	$403,056

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 29

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2018	2017	2018	2017
Net Interest revenue

Interest revenue
Loans, net—Note D	$1,284	$804	$2,483	$1,588
Equity management, net	(16)	63	(20)	126
Investments—Trading, net	344	198	669	394
Other, net	(23)	3	(13)	13

Borrowings, net—Note E	(1,184)	(640)	(2,272)	(1,240)

Interest revenue, net of borrowing expenses	405	428	847	881

Provision for losses on loans and other exposures—Note D	(30)	(71)	(50)	(94)

Non interest revenue
Revenue from externally funded activities—Note I	236	206	392	359
Commitment charges—Note D	28	22	53	42
Other	10	9	19	17

Total	274	237	464	418

Non interest expenses

Administrative—Notes A, H and I	(503)	(419)	(967)	(814)

Pension—Notes A and H	14	(65)	30	(136)

Contributions to special programs	(15)	1	(16)	(15)

Other	(5)	(5)	(11)	(11)

Total	(509)	(488)	(964)	(976)

Board of Governors-approved and other transfers—Note G	(248)	(123)	(338)	(178)

Unrealized mark-to-market gains on Investments-Trading portfolio, net—Notes F and K	139	117	212	201

Unrealized mark-to-market (losses) gains on non-trading portfolios, net—Notes D, E, F and K	(76)	104	188	(24)

Net (loss) income	$(45)	$204	$359	$228

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

30 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2018	2017	2018	2017
Net (loss) income	$(45)	$204	$359	$228
Other comprehensive income—Note J
Reclassification to net income:
Amortization of unrecognized net actuarial losses	21	34	43	67
Amortization of unrecognized prior service costs	6	6	12	12
Other	-	1	1	2
Net Change in Debit Valuation Adjustment (DVA) on Fair Value option elected liabilities	442	-	494	-
Currency translation adjustment	(110)	99	(122)	331

Total other comprehensive income	359	140	428	412

Comprehensive income	$314	$344	$787	$640

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2018	2017
Retained earnings at beginning of the fiscal year	$28,457	$27,759
Cumulative effect of change in accounting principle—Notes A, G and J	(155)	-
Net income for the period	359	228

Retained earnings at end of the period	$28,661	$27,987

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 31

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2018	2017
Cash flows from investing activities
Loans
Disbursements	$(8,731)	$(8,855)
Principal repayments	4,852	5,195
Principal prepayments	324	1,340
Loan origination fees received	6	8
Net derivatives-loans	25	26
Other investing activities, net	(64)	(94)

Net cash used in investing activities	(3,588)	(2,380)

Cash flows from financing activities
Medium and long-term borrowings
New issues	20,145	20,697
Retirements	(15,614)	(16,066)
Net short-term borrowings	255	3,187
Net derivatives-borrowings	(657)	(526)
Capital subscriptions	-	46
Other capital transactions, net	3	(10)

Net cash provided by financing activities	4,132	7,328

Cash flows from operating activities
Net income	359	228
Adjustments to reconcile net income to net cash used in operating activities
Unrealized mark-to-market (gains) losses on non-trading portfolios,net	(188)	24
Depreciation and amortization	429	392
Provision for losses on loans and other exposures	50	94
Changes in:
Investments-Trading, net	(1,154)	(5,591)
Other assets and liabilities	(56)	94

Net cash used in operating activities	(560)	(4,759)

Effect of exchange rate changes on unrestricted and restricted cash	(6)	11

Net (decrease) increase in unrestricted and restricted cash—Note A	(22)	200
Unrestricted and restricted cash at beginning of the fiscal year	619	613

Unrestricted and restricted cash at end of the period	$597	$813

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(748)	$1,895
Investment portfolio	6	-
Borrowing portfolio	(455)	1,358
Capitalized loan origination fees included in total loans	24	13
Interest paid on borrowing portfolio	1,971	1,110

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

32 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2018, audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2018, audited financial statements has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and other exposures, valuation of certain instruments carried at fair value, and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting and Reporting Developments

Evaluated accounting standards:

In May 2014, the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The ASU and its subsequent amendments provide a common framework for revenue recognition for U.S. GAAP, and supersede most of the existing revenue recognition guidance in US GAAP. For IBRD, the revenue streams within the scope largely relate to the provision of technical assistance and knowledge under Reimbursable Advisory Services (RAS), asset management, and trustee services to clients and donors. The impact of adopting this standard is immaterial as less than 1% of IBRD’s revenue is affected by the new requirements. IBRD adopted the ASUs in the quarter ended September 30, 2018, using a modified retrospective approach under which all changes in revenue recognition are reflected in the period of adoption. The adoption of the ASU also resulted in additional disclosures reflected in Note I – Transactions with Affiliated Organizations.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The ASU makes targeted amendments to existing guidance on recognition and measurement of financial instruments that primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The new guidance requires that changes in the fair value of financial liabilities measured under the fair value option that are attributable to instrument-specific credit risk are recognized in Other Comprehensive Income (OCI). For IBRD, the ASU became effective from the quarter ended September 30, 2018. Upon adoption, IBRD recorded a cumulative effect adjustment of $155 million attributable to changes in instrument-specific credit risk (DVA) for financial liabilities measured under the fair value option. The adjustment was a reclassification from retained earnings to accumulated OCI. The adoption of the ASU also required changes to the Condensed Statement of Comprehensive Income, the Condensed Statement of Changes in Retained Earnings, as well as to Note D – Loans and other exposures, Note E – Borrowings, Note G – Retained Earnings, Allocations and Transfers, Note J – Accumulated Other Comprehensive Loss and Note K – Other Fair Value Disclosures.

In June 2018, the FASB issued ASU 2018-8, Not-For-Profit Entities (Topic 958): Clarifying the Scope and the Accounting Guidance for Contributions Received and Contributions Made. The ASU, which applies to all entities that receive or make contributions, clarifies and improves current guidance about whether a transfer of assets should be accounted for as a contribution or an exchange transaction, and provides additional guidance about how to determine whether a contribution is conditional. For contributions received, the ASU became effective from the quarter ended September 30, 2018. IBRD has evaluated the ASU and determined that the guidance on contributions received has no impact on its financial statements. IBRD is currently evaluating the impact of the portion of the ASU applicable to contributions made which will be effective from the quarter ending September 30, 2019.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 33

Given the immateriality of the amounts subject to reclassification under the following ASUs, IBRD has applied their requirements prospectively from the quarter ended September 30, 2018:

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The ASU provides classification guidance on eight specific cash flow classification issues for which US GAAP did not provide guidance. For IBRD, the ASU became effective from the quarter ended September 30, 2018.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The ASU requires that the amounts of restricted cash and cash equivalents are included in the total of cash and cash equivalents at the beginning and end of the period in the Statement of Cash Flows. For IBRD, the ASU became effective from the quarter ended September 30, 2018.

In March 2017, the FASB issued ASU 2017-07, Compensation—Retirement Benefits (Topic 715), Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The ASU requires that an employer reports the service cost component of net benefit cost in the same line item as other compensation costs. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and are not eligible for capitalization. For IBRD, this ASU became effective from the quarter ended September 30, 2018. It also resulted in additional disclosures reflected in Note H – Pension and Other Postretirement Benefits.

Accounting standards under evaluation:

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The ASU and its subsequent amendments require that a lessee recognizes on the balance sheet the assets and liabilities that arise from all leases with a lease term of more than twelve months. The recognition, measurement, and presentation of expenses and cash flows by the lessee will primarily depend on the classification of the lease as finance or operating. The accounting applied by a lessor remains largely unchanged from the current guidance, with some targeted improvements. For IBRD, the ASUs are effective from the quarter ending September 30, 2019. IBRD is currently evaluating the impact of these ASUs on its financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU and its subsequent amendments introduce a new model for the accounting of credit losses of loans and other financial assets measured at amortized cost. Current U.S. GAAP requires an “incurred loss” methodology for recognizing credit losses. The new model, referred to as the current expected credit loss (CECL) model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses. For IBRD, the ASUs will be effective from the quarter ending September 30, 2020. IBRD is currently evaluating the impact of these ASUs on its financial statements.

In August 2018, the FASB issued the following three ASUs. IBRD is currently evaluating the impact of these ASUs on its financial statements.

ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which amends certain disclosure requirements of ASC 820. The guidance will be effective for IBRD from the quarter ending September 30, 2020, with early adoption permitted.

ASU 2018-14, Compensation – Retirement Benefits – Defined Benefit Plans – General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans, which amends ASC 715 disclosure requirements related to defined benefit pension and other postretirement plans for annual periods. The guidance will be effective for IBRD from the fiscal year ending June 30, 2021, with early adoption permitted.

ASU 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which amends ASC 350-40 to address a customer’s accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance will be effective for IBRD from the quarter ending September 30, 2020, with early adoption permitted.

34 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

NOTE B—CAPITAL STOCK

The following table provides a summary of changes in IBRD’s authorized and subscribed shares due to the General Capital Increase (GCI) and Selective Capital Increase (SCI):

	Authorized shares	Subscribed shares
As of June 30, 2017	2,307,600	2,229,344
GCI	-	48,020

As of June 30, 2018	2,307,600	2,277,364
GCI/ SCI	476,273	-

As of December 31, 2018	2,783,873	2,277,364

The subscription period for the GCI agreed by shareholders in 2010 ended on March 16, 2018.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increase IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. In addition, shares that were previously unallocated after the 2010 GCI and SCI will be made available for subscription under the 2018 SCI. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion over the next five years.

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions and paid-in capital:

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2017	$268,937	$(252,828)	$16,109
GCI	5,793	(5,446)	347

As of June 30, 2018	274,730	(258,274)	16,456
GCI/SCI	-	-	-

As of December 31, 2018	$274,730	$(258,274)	$16,456

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings, or guaranteeing loans.

NOTE C—INVESTMENTS

As of December 31, 2018, IBRD’s investments included the liquid asset portfolio and holdings relating to the Advance Market Commitment for Pneumococcal Vaccines Initiative (AMC), Post Employment Benefit Plan (PEBP), and the Post Retirement Contribution Reserve Fund (PCRF) which is used to stabilize IBRD’s contributions to the pension plan.

The composition of IBRD’s net investment portfolio was as follows:

In millions of U.S. dollars

	December 31, 2018	June 30, 2018
Liquid asset portfolio	$72,660	$71,579
PEBP holdings	1,405	1,393
AMC holdings	217	250
PCRF holdings	320	270

Total	$74,602	$73,492

Investments held by IBRD are designated as trading and are carried and reported at fair value, or at face value which approximates fair value. As of December 31, 2018, the majority of Investments was mainly comprised of government and agency obligations, and time deposits (48% and 45%, respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of December 31, 2018, Japanese Government Instruments represented the largest holding of a single counterparty, and amounted to 20% of the Investments–Trading portfolio. Over 99% of IBRD’s investments as of December 31, 2018 were rated A and above, by a major rating agency.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 35

A summary of IBRD’s Investments-Trading is as follows:

    In millions of U.S. dollars

	December 31, 2018	June 30, 2018
Equity securities [a]	$588	$672
Government and agency obligations	35,853	29,610
Time deposits	33,253	37,763
Asset-backed securities (ABS)	3,848	3,962
Alternative investments [b]	384	345

Total	$73,926	$72,352

a.  Includes $284 million of investments in commingled funds at net asset value per share (NAV), related to PEBP holdings ($295 million—June 30, 2018).

b.  Includes investments in hedge funds, private equity funds and real estate funds, related to PEBP holdings, at NAV.

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

In millions of U.S. dollars

	December 31, 2018	June 30, 2018
Investments—Trading	$73,926	$72,352
Securities purchased under resale agreements	224	217
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received	(36)	(122)
Derivative assets
Currency forward contracts	18,736	18,647
Currency swaps	26,298	19,308
Interest rate swaps	50	60
Swaptions, exchange traded options and futures contracts	1	*
Other	-	-

Total	45,085	38,015

Derivative liabilities
Currency forward contracts	(18,768)	(18,358)
Currency swaps	(26,060)	(18,894)
Interest rate swaps	(40)	(43)
Swaptions, exchange traded options and futures contracts	(4)	(3)
Other	-	-

Total	(44,872)	(37,298)

Cash held in investment portfolio [a]	375	407
Receivable from investment securities traded [b]	46	83
Payable for investment securities purchased [c]	(146)	(162)

Net investment portfolio	$74,602	$73,492

a.	This amount is included in Unrestricted cash under Due from banks on the Condensed Balance Sheet.
b.	This amount is included in Other assets on the Condensed Balance Sheet.
c.	This amount includes $97 million of liabilities related to PCRF payable and is included in Other liabilities on the Condensed Balance Sheet ($80 million—June 30, 2018).
*	Indicates amount less than $0.5 million.

IBRD uses derivative instruments to manage currency and interest rate risks in the investment portfolio. For details regarding these instruments, see Note F—Derivative Instruments.

As of December 31, 2018, there were $38 million of short sales included in Other liabilities on the Condensed Balance Sheet ($37 million—June 30, 2018).

36 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

Fair Value Disclosures

The following tables present IBRD’s fair value hierarchy for investment assets and liabilities measured at fair value on a recurring basis. Note that the fair value of Alternative investments and certain equities is calculated using NAV. As a result, these amounts are included in the respective asset class totals and not in the fair value hierarchy, in accordance with the permitted practical expedient under U.S. GAAP.

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$304	$-	$-	$588	[a]
Government and agency obligations	19,997	15,856	-	35,853
Time deposits	1,634	31,619	-	33,253
ABS	-	3,848	-	3,848
Alternative investments [b]	-	-	-	384

Total Investments – Trading	$21,935	$51,323	$-	$73,926

Securities purchased under resale agreements	44	180	-	224
Derivative assets-Investments
Currency forward contracts	-	18,736	-	18,736
Currency swaps	-	26,298	-	26,298
Interest rate swaps	-	50	-	50
Swaptions, exchange traded options and futures contracts	1*		-	1
Other	-	-	-	-

Total Derivative assets-Investments	1	45,084	-	45,085

Total	$21,980	$96,587	$-	$119,235

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$-	$27	$-	$27
Derivative liabilities-Investments
Currency forward contracts	-	18,768	-	18,768
Currency swaps	-	26,060	-	26,060
Interest rate swaps	-	40	-	40
Swaptions, exchange traded options and futures contracts	4	*	-	4
Other	-	-	-	-

Total Derivative liabilities-Investments	4	44,868	-	44,872

Total	$4	$44,895	$-	$44,899

a.	Includes $284 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	Excludes $9 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 37

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading
Equity securities	$377	$-	$-	$672	[a]
Government and agency obligations	14,403	15,207	-	29,610
Time deposits	2,147	35,616	-	37,763
ABS	-	3,962	-	3,962
Alternative investments [b]	-	-	-	345

Total Investments – Trading	$16,927	$54,785	$-	$72,352

Securities purchased under resale agreements	41	176	-	217
Derivative assets-Investments
Currency forward contracts	-	18,647	-	18,647
Currency swaps	-	19,308	-	19,308
Interest rate swaps	-	60	-	60
Swaptions, exchange traded options and futures contracts	*	*	-	*
Other	-	-	-	-

Total Derivative assets-Investments	*	38,015	-	38,015

Total	$16,968	$92,976	$-	$110,584

Liabilities:
Securities sold under repurchase agreements and securities lent under securities lending agreements [c]	$-	$30	$-	$30
Derivative liabilities-Investments
Currency forward contracts	-	18,358	-	18,358
Currency swaps	-	18,894	-	18,894
Interest rate swaps	-	43	-	43
Swaptions, exchange traded options and futures contracts	3	-	-	3
Other	-	-	-	-

Total Derivative liabilities-Investments	3	37,295	-	37,298

Total	$3	$37,325	$-	$37,328

a.	Includes $295 million of commingled funds at NAV, related to PEBP holdings and not included in the fair value hierarchy.
b.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
c.	Excludes $92 million relating to payable for cash collateral received.
*	Indicates amount less than $0.5 million.

During the six months ended December 31, 2018, and for the fiscal year ended June 30, 2018 there were no transfers between Level 1 and Level 2, within the fair value hierarchy.

38 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

Valuation Methods and Assumptions

Summarized below are the techniques applied in determining the fair values of investments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, futures contracts, exchange-traded equity securities, ABS and To-Be-Announced (TBA) securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and constant prepayment rates.Where applicable, unobservable inputs such as constant prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which, approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value which approximates fair value.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivatives agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see Note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD in relation to swap transactions:

In millions of U.S. dollars
	December 31, 2018	June 30, 2018
Collateral received
Cash	$9	$92
Securities	1,305	1,365

Total collateral received	$1,314	$1,457

Collateral permitted to be repledged	$1,314	$1,457
Amount of collateral repledged	-	-

As of December 31, 2018, IBRD had received total cash collateral of $9 million ($92 million—June 30, 2018), none of which was invested in highly liquid instruments ($31 million—June 30, 2018).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 39

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, corporate bonds and ABS. These transactions have been conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of December 31, 2018, there were no amounts that could potentially be offset as a result of legally enforceable master netting arrangements (Nil—June 30, 2018).

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	December 31, 2018	June 30, 2018	Financial Statement Presentation
Securities transferred under repurchase or securities lending agreements	$ 26	$ 29	Included under Investments-Trading on the Condensed Balance Sheet.

Liabilities relating to securities transferred under repurchase or securities lending agreements	$ 27	$ 30	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of December 31, 2018 and June 30, 2018 there were no liabilities relating to securities transferred under repurchase or securities lending agreements that had not settled.

The following tables present the disaggregation of the gross obligation by class of collateral pledged, and the remaining contractual maturities for repurchase or securities lending agreements that are accounted for as secured borrowings:

In millions of U.S. dollars

	As of December 31, 2018
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$12	$-	$12
Equity securities	15	-	15

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$27	$-	$27

In millions of U.S. dollars
	As of June 30, 2018
	Remaining contractual maturity of the agreements
	Overnight and continuous	Up to 30 days	Total
Repurchase or securities lending agreements
Government and agency obligations	$14	$-	$14
Equity securities	16	-	16

Total liabilities relating to securities transferred under repurchase or securities lending agreements	$30	$-	$30

40 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2018 and June 30, 2018, there were no securities purchased under resale agreements which had not settled at these dates. For resale agreements, IBRD received securities with a fair value of $226 million ($218 million—June 30, 2018). None of these securities had been transferred under repurchase or security lending agreements as of these dates.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (exposures) are generally made to, or guaranteed by, member countries of IBRD (Sovereign Exposures). In addition, IBRD may make loans to the International Finance Corporation (IFC), an affiliated organization, without any guarantee. Other exposures include: Deferred Drawdown Options (DDOs), Irrevocable Commitments, Exposures to Member Countries’ Derivatives, and Guarantees. As of December 31, 2018, all IBRD’s loans were reported at amortized cost.

IBRD uses derivatives to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding derivatives used in the loan portfolio, see Note F—Derivative Instruments.

Of the total loans outstanding as of December 31, 2018, 77% were to the Latin America and the Caribbean, Europe and Central Asia, and East Asia and Pacific regions, combined.

As of December 31, 2018, only less than 1% of IBRD’s loans were in nonaccrual status and were all related to one borrower. The total provision for losses on accrual and nonaccrual loans accounted for less than 1% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium risk and high risk classes.

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute substantially all of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analyses. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High risk classes, as well as exposures in nonaccrual status. IBRD considers all exposures in nonaccrual status to be impaired.

IBRD’s borrower country risk ratings are key determinants in the provision for losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently if circumstances warrant, to determine the appropriate ratings.

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 41

The following tables provide an aging analysis of the loans outstanding:

In millions of U.S. dollars

	As of December 31, 2018
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,558	$23,558
Medium	-	-	-	-	-	-	82,313	82,313
High	-	-	-	-	-	-	82,113	82,113

Loans in accrual status	-	-	-	-	-	-	187,984	187,984

Loans in nonaccrual status	-	-	-	-	435	435	-	435

Total	$-	$-	$-	$-	$435	$435	$187,984	$188,419

In millions of U.S. dollars
	As of June 30, 2018
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$-	$-	$-	$-	$-	$-	$23,606	$23,606
Medium	-	-	-	-	-	-	76,153	76,153
High	-	-	-	-	-	-	85,395	85,395

Loans in accrual status	-	-	-	-	-	-	185,154	185,154

Loans in nonaccrual status	-	-	-	-	435	435	-	435

Total	$-	$-	$-	$-	$435	$435	$185,154	$185,589

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provisions for losses, which reflects the probable losses inherent in IBRD’s exposures. Probable losses comprise estimates of potential losses arising from default and nonpayment of principal amounts due, as well as present value losses. Delays in receiving loan payments result in present value losses to IBRD since it does not charge fees or additional interest on any overdue interest or charges. These present value losses are equal to the difference between the present value of payments of interest and charges, made according to the related instrument’s contractual terms and the present value of its expected future cash flows. It is IBRD’s practice not to write off its loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, thereby allowing borrowers to eventually emerge from nonaccrual status. To date, no loans have been written off.

Notwithstanding IBRD’s historical experience, the risk of losses associated with nonpayment of principal amounts due is included in the accumulated provision for losses on loans and other exposures.

42 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

In millions of U.S. dollars

	December 31, 2018			June 30, 2018
	Loans	Other [a]	Total	Loans	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,553	$92	$1,645	$1,582	$89	$1,671
Provision - charge (release)	42	8	50	(34)	3	(31)
Translation adjustment	(5)	*	(5)	5*		5

Accumulated provision, end of the period/fiscal year	$1,590	$100	$1,690	$1,553	$92	$1,645

Composed of accumulated provision for losses on:
Loans in accrual status	$1,373			$1,336
Loans in nonaccrual status	217			217

Total	$1,590			$1,553

Loans, end of the period/fiscal year:
Loans at amortized cost in accrual status	$187,984			$185,154
Loans at amortized cost in nonaccrual status	435			435

Total	$188,419			$185,589

a.	Provision does not include recoverable asset received under the Exposure Exchange Agreements (EEA) for guarantees received (for more details see Guarantees section).
*	Indicates amount less than $0.5 million.

Reported as Follows

	Condensed Balance Sheet	Condensed Statement of Income

Accumulated Provision for Losses on:
Loans	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Exposures to member countries’ derivatives	Derivative assets – Client operations	Unrealized mark-to-market gains/ (losses) on non-trading portfolios

Overdue Amounts

At December 31, 2018, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months. The following tables provide a summary of selected financial information related to loans in nonaccrual status:

In millions of U.S. dollars
	December 31, 2018	June 30, 2018
Recorded investment in nonaccrual loans [a]	$435	$435
Accumulated provision for loan losses on nonaccrual loans	217	217
Average recorded investment in nonaccrual loans for the period/fiscal year	435	435
Overdue amounts of nonaccrual loans:	972	954
Principal	435	435
Interest and charges	537	519

a. A loan loss provision has been recorded against each of the loans in nonaccrual status.

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
Interest revenue not recognized as a result of loans being in nonaccrual status	$9	$9	$18	$18

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 43

During the six months ended December 31, 2018 and December 31, 2017, no loans were placed in nonaccrual status or restored to accrual status.

In addition, during the six months ended December 31, 2018, and December 31, 2017, no interest income was recognized on loans in nonaccrual status.

Information relating to the sole borrowing member with loans or guarantees in nonaccrual status at December 31, 2018:

In millions of U.S. dollars
	Principal	Principal, Interest and	Nonaccrual
Borrower	Outstanding	Charges Overdue	Since

Zimbabwe	$435	$972	October 2000

Guarantees

Guarantees of $6,540 million were outstanding as of December 31, 2018 ($6,357 million—June 30, 2018). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Condensed Balance Sheet. These guarantees have original maturities ranging between 5 and 20 years, and expire in decreasing amounts through 2038.

As of December 31, 2018, liabilities related to IBRD’s obligations under guarantees of $426 million ($427 million—June 30, 2018), have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $94 million ($86 million—June 30, 2018).

During the six months ended December 31, 2018 and December 31, 2017, no guarantees provided by IBRD were called.

IBRD executed Exposure Exchange Agreements (EEA) with the Multilateral Investment Guarantee Agency (MIGA) for $120 million, the African Development Bank for $1,588 million and the Inter-American Development Bank for $2,021 million. While these agreements are not legally considered guarantees, they meet the accounting criteria for financial guarantees and are, therefore, recognized as financial guarantees in IBRD’s financial statements.

Information on the location and amounts associated with the EEAs included in the Condensed Balance Sheet and Condensed Statement of Income is presented in the following table:

In millions of U.S. dollars
	December 31, 2018			June 30, 2018
	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Provision) Recoverable asset	Location on Condensed Balance Sheet

Guarantee provided [a,c]	$3,666	$(241)	$(36)	$3,671	$(251)	$(36)	Other liabilities
Guarantee received [b]	(3,667)	241	37	(3,672)	251	37	Other assets

	$(1)	$-	$1	$(1)	$—	$1

a.

For the six months ended December 31, 2018, Provisions for losses on loans and other exposures, line on the Condensed Statement of Income includes no provisions relating to Guarantee provided (Less than $1 million—six months ended December 31, 2017).

b.

For the six months ended December 31, 2018, Other, net, line on the Condensed Statement of Income includes less than $1 million of reduction in Recoverable asset relating to Guarantee received ($2 million—six months ended December 31, 2017).

c.

Notional amount, Stand ready obligation and Provision for the guarantee provided are included in guarantees outstanding of $6,540 million, obligations under guarantees of $426 million and accumulated provision for guarantee losses of $94 million, respectively ($6,357 million, $427 million and $86 million, respectively—June 30, 2018).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD.

44 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

The reduction in net income resulting from waivers of loan charges is summarized below:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
Interest waivers	$10	$14	$22	$29
Commitment charge waivers	*	*	*	*
Front-end fee waivers	2	2	4	5

Total	$12	$16	$26	$34

* Indicates amount less than $0.5 million.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since financial results are reviewed, and resource allocation decisions are made, at the entity level.

Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers. For the six months ended December 31, 2018, one country contributed in excess of 10 percent of total loan revenue; this amounted to $300 million.

Information about IBRD’s loans outstanding and associated loan revenue by geographic region is presented in the following table:

In millions of U.S. dollars
	December 31, 2018		December 31, 2017
Region	Loans Outstanding	Loan Revenue [b]	Loans Outstanding	Loan Revenue [b]
Africa	$4,523	$132	$4,801	$127
East Asia and Pacific	40,650	668	38,583	445
Europe and Central Asia	45,889	417	47,397	307
Latin America and the Caribbean	58,008	972	56,627	748
Middle East and North Africa	24,384	321	21,923	200
South Asia	14,965	240	14,353	148
Other [a]	-	-	-	*

Total	$188,419	$2,750	$183,684	$1,975

a.	Represents loans to IFC, an affiliated organization.
b.

Does not include interest expenses, net of $214 million from loan related derivatives ($345 million—six months ended December 31, 2017). Includes commitment charges of $53 million ($42 million—six months ended December 31, 2017).

*	Indicates amount less than $0.5 million.

Fair Value Disclosures

There were no loans carried at fair value as of December 31, 2018 and June 30, 2018.

The table below presents the fair value of all IBRD’s loans for disclosure purposes, along with their carrying values:

In millions of U.S. dollars
	December 31, 2018		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Net loans outstanding	$186,371	$189,540	$183,588	$186,650

IBRD’s loans would be classified as Level 3 within the fair value hierarchy.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 45

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Some of these debt instruments are callable. Variable rates may be based on, for example, exchange rates, interest rates or equity indices.

Borrowings issued by IBRD are carried and reported at fair value. As of December 31, 2018, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy.

IBRD uses derivative contracts to manage the currency risk as well as the repricing risk between its loans and borrowings. For details regarding the derivatives used in the borrowing portfolio, see Note F—Derivative Instruments.

The following table summarizes IBRD’s borrowing portfolio after derivatives:

In millions of U.S. dollars
	December 31, 2018	June 30, 2018
Borrowings [a]	$212,227	$208,009
Currency swaps, net	4,282	3,737
Interest rate swaps, net	523	1,906

	$217,032	$213,652

a.  Includes $33 million of unsettled borrowings, representing a non-cash financing activity, for which there is a related receivable included in Other assets on the Condensed Balance Sheet ($126 million—June 30, 2018).

Interest expenses, net for Borrowings on the Condensed Statement of Income of $2,272 million ($1,240 million—six months ended December 31, 2017) includes $281 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($974 million—six months ended December 31, 2017).

Net short-term borrowings on the Condensed Statement of Cash Flows include new issues and retirements for instruments with maturities longer than 90 days and up to 1 year, amounting to $4,113 million and $4,094 million, respectively ($5,947 million and $4,510 million, respectively—six months ended December 31, 2017).

For the six months ended December 31, 2018, the amount of interest paid on zero-coupon bonds and bonds with insignificant coupon interest rates was $190 milllion ($118 million—six months ended December 31, 2017).

Fair Value Disclosures

IBRD’s fair value hierarchy for borrowings measured at fair value on a recurring basis is as follows:

In millions of U.S. dollars
	December 31, 2018	June 30, 2018
Level 1	$-	$-
Level 2	207,795	203,603
Level 3	4,432	4,406

	$212,227	$208,009

The following table provides a summary of changes in the fair value of IBRD’s Level 3 borrowings:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
Beginning of the period/fiscal year	$4,375	$2,872	$4,406	$2,278
Total realized/unrealized mark-to-market losses (gains) in:
Net income	(23)	48	(11)	(48)
Other comprehensive income (OCI) [a]	6	(4)	(27)	(16)
Issuances	153	151	230	643
Settlements	(79)	(52)	(166)	(164)
Transfers into (out of), net	-	*	-	322

End of the period	$4,432	$3,015	$4,432	$3,015

a.	Starting with the period ended September 30, 2018, OCI includes the DVA on Fair Value Option Elected Liabilities.
*	Indicates amount less than $0.5 million.

46 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

Valuation adjustments on fair value option elected liabilities

Starting July 1, 2018, changes in the fair value of IBRD’s financial liabilities, for which the fair value option has been elected, and that relate to IBRD’s own credit risk are recognized in OCI as a Debit Valuation Adjustment (DVA). The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s cost of funding relative to LIBOR.

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Condensed Statement of Other Comprehensive Income:

In millions of U.S. dollars
Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	Three Months Ended December 31, 2018		Six Months Ended December 31, 2018
DVA on Fair Value Option Elected Liabilities	$442		$493
Amounts reclassified to net income upon derecognition of a liabiity	(*	)	1

Net change in DVA on Fair Value Option Elected Liabilities	$442		$494

* Indicates amount less than $0.5 million.

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own- credit risk for financial liabilities measured under fair value option, as well as where those amounts are included in the Condensed Balance Sheet:

In millions of U.S. dollars
DVA on fair value option elected liabilities	As of December 31, 2018
Reported as follows:
Accumulated other comprehensive loss	$ 649

Information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income for the three and six months ended December 31, 2018 and December 31, 2017, relating to IBRD’s Level 3 borrowings still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income, is presented in the following table:

In millions of U.S. dollars
	Three Months Ended		Six Months Ended
	December 31,		December 31,
Unrealized mark to market gains (losses)	2018	2017	2018	2017
Reported as follows:
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$56	$(15)	$94	$118

The following table provides information on the unrealized mark-to-market gains or losses included in the Condensed Statement of Income, relating to IBRD’s total borrowings held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income:

In millions of U.S. dollars
	Three Months Ended		Six Months Ended
	December 31,		December 31,
Unrealized mark to market (losses) gains	2018	2017	2018	2017
Reported as follows:
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(1,888)	$834	$(1,134)	$1,067

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds are correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent from the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g. interest rates and foreign exchange rates), an

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 47

increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates change over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. During the six months ended December 31, 2018, and for the fiscal year ended June 30, 2018, the interest rate volatilities for certain currencies were extrapolated for certain tenors and thus are considered an unobservable input.

There were no transfers between Level 2 and Level 3 during the three and six months ended December 31, 2018. The table below provides the details of all gross inter-level transfers during three and six months ended December 31, 2017:

In millions of U.S. dollars
	Three Months Ended December 31, 2017					Six Months Ended December 31, 2017
	Level 2			Level 3		Level 2	Level 3
Borrowings
Transfer into (out of)		$3			$(3)	$3	$(3)
Transfer (out of) into		(3)			3	(325)	325

	$	(*	)	$	*	$(322)	$322

* Indicates amount less than $0.5 million.

Transfers between Level 2 and Level 3 are due to changes in price transparency.

Presented below is the difference between the aggregate fair value and aggregate contractual principal balance of borrowings:

In millions of U.S. dollars
	Fair Value	Principal Amount Due Upon Maturity	Difference
December 31, 2018	$212,227	$219,625	$(7,398)
June 30, 2018	$208,009	$216,458	$(8,449)

Valuation Methods and Assumptions

Techniques applied in determining the fair values of debt instruments are summarized as follows:

Discount notes and vanilla bonds

Discount notes and vanilla bonds are valued using the standard discounted cash flow method, which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rates volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

48 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes (including equity management). It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:
Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risks in the portfolio
Loans	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Borrowings	Currency swaps, and interest rate swaps	Manage currency risk as well as repricing risks between loans and borrowings
Other assets/liabilities	Currency swaps, and interest rate swaps	Manage currency risk and the duration of IBRD’s equity (equity management)
Other purposes:
Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

The presentation of IBRD’s derivatives is based on the manner in which they are settled. Interest rate swaps are settled on a net basis and are, therefore, presented on a net basis. Currency swaps are settled on a gross basis and are therefore, presented on a gross basis.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as notional amounts and credit risk exposures of those derivative instruments:

In millions of U.S. dollars
	Balance Sheet Location
	Derivative Assets			Derivative Liabilities
	December 31, 2018	June 30, 2018		December 31, 2018	June 30, 2018
Derivatives not designated as hedging instruments
Swaptions, exchange traded options and futures contracts – Investment-Trading	$1	$	*	$4	$3
Interest rate swaps	4,656		4,691	6,322	7,852
Currency swaps [a]	142,837		137,025	145,969	139,241
Other	-		-	-	-

Total Derivatives	$147,494		$141,716	$152,295	$147,096

a. Includes currency forward contracts and structured swaps.
* Indicates amount less than $0.5 million.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The presentation of derivative instruments is consistent with the manner in which these instruments are settled. Interest rate swaps are settled on a net basis, while currency swaps are settled on a gross basis.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 49

The following table summarizes information on derivative assets and liabilities (before and after netting adjustments) that are reflected on IBRD’s Condensed Balance Sheet. Total derivative assets and liabilities are adjusted on an aggregate basis to take into consideration the effects of legally enforceable master netting agreements. The net derivative asset positions have been further reduced by the cash and securities collateral received.

In millions of U.S. dollars
	As of December 31, 2018
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities

	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented

Interest rate swaps	$18,798	$(14,142)	$4,656	$32,528	$(26,206)	$6,322
Currency swaps [a]	142,837	-	142,837	145,969	-	145,969
Other [b]	1	-	1	4	-	4

Total	$161,636	$(14,142)	$147,494	$178,501	$(26,206)	$152,295

Amounts subject to legally enforceable master netting agreements [c]			(145,191)			(145,191)

Net derivative positions at counterparty level before collateral			2,303			7,104

Less:
Cash collateral received [d]			9
Securities collateral received [d]			956

Net derivative exposure after collateral			$1,338

a. Includes currency forward contracts and structured swaps.

b. These relate to swaptions, exchange traded options, futures contracts and TBA securities.

c. Not offset on the Condensed Balance Sheet.

d. Does not include excess collateral received.

In millions of U.S. dollars
	As of June 30, 2018
	Located on the Condensed Balance Sheet
	Derivative Assets			Derivative Liabilities

	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented

Interest rate swaps	$18,665	$(13,974)	$4,691	$37,482	$(29,630)	$7,852
Currency swaps [a]	137,025	-	137,025	139,241	-	139,241
Other [b]	*	-	*	3	-	3

Total	$155,690	$(13,974)	$141,716	$176,726	$(29,630)	$147,096

Amounts subject to legally enforceable master netting agreements [c]			(139,164)			(139,164)

Net derivative positions at counterparty level before collateral			2,552			7,932

Less:
Cash collateral received [d]			92
Securities collateral received [d]			1,006

Net derivative exposure after collateral			$1,454

a. Includes currency forward contracts and structured swaps.

b. These relate to swaptions, exchange traded options, futures contracts and TBA securities.

c. Not offset on the Condensed Balance Sheet.

d. Does not include excess collateral received.

* Indicates amount less than $0.5 million.

50 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

Notional amounts and credit risk exposure of the derivative instruments:

In millions of U.S. dollars
	December 31, 2018	June 30, 2018
Type of contract
Investments - Trading
Interest rate swaps
Notional principal	$3,679	$3,723
Credit exposure	50	60
Currency swaps (including currency forward contracts)
Credit exposure	587	823
Swaptions, exchange traded options and futures contracts [a]
Notional long position	855	998
Notional short position	58	42
Credit exposure	1	*
Other derivatives
Notional long position	-	-
Notional short position	-	-
Credit exposure	-	-

Loans
Interest rate swaps
Notional principal	23,622	23,410
Credit exposure	208	305
Currency swaps
Credit exposure	945	837

Client operations
Interest rate swaps
Notional principal	19,848	19,029
Credit exposure	761	673
Currency swaps
Credit exposure	1,049	1,065

Borrowings
Interest rate swaps
Notional principal	234,886	237,174
Credit exposure	2,794	2,511
Currency swaps
Credit exposure	3,924	4,002

Other derivatives
Interest rate swaps
Notional principal	150,244	157,234
Credit exposure	843	1,142
Currency swaps
Credit exposure	-	-

Total credit exposure
Interest rate swaps	4,656	4,691
Currency swaps (including currency forward contracts)	6,505	6,727
Swaptions, exchange traded options and futures contracts [a]	1	*
Other Derivaties	-	-

Total exposure	11,162	11,418

a.  Exchange traded instruments are generally subject to daily margin requirements and are deemed to have no material credit risk. All swaptions, options, and futures contracts are interest rate contracts.

* Indicates amount less than $0.5 million.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position on December 31, 2018 was $6,963 million ($7,791 million—June 30, 2018). IBRD did not post any collateral with these counterparties due to its triple-A credit rating.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 51

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on December 31, 2018, the amount of collateral that would need to be posted would be $3,548 million ($3,986 million—June 30, 2018). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $6,963 million ($7,791 million—June 30, 2018). In contrast, IBRD received collateral totaling $1,314 million as of December 31, 2018 ($1,457 million—June 30, 2018), in relation to swap transactions (see Note C—Investments).

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location on the Condensed Statement of Income:

In millions of U.S. dollars
		Unrealized mark-to-market gains (losses)
Derivatives not designated as hedging instruments, and not held in a trading portfolio [a]	Reported as:	Three Months Ended December 31,		Six Months Ended December 31,
		2018	2017	2018	2017

Interest rate swaps	Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$1,625	$(610)	$1,363	$(820)
Currency swaps (including currency forward contracts and structured swaps)		187	(120)	(41)	(271)

Total		$1,812	$(730)	$1,322	$(1,091)

a. For alternative disclosures about trading derivatives, see the following table.

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income instruments, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements and for liquidity management purposes.

The following table provides information on the location and amount of unrealized mark-to-market gains and losses on the net Investment–Trading portfolio and their location on the Condensed Statement of Income:

In millions of U.S. dollars
Condensed Statement of Income line	Unrealized mark-to-market gains (losses) [a]
	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
Type of instrument
Fixed income (including associated derivatives)	$164	$99	$231	$171
Equity	(25)	18	(19)	30

Total	$139	$117	$212	$201

a. Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.

52 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

Fair Value Disclosures

IBRD’s fair value hierarchy for derivative assets and liabilities measured at fair value on a recurring basis was as follows:

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts	$-	$18,736	$-	$18,736
Currency swaps	-	26,298	-	26,298
Interest rate swaps	-	50	-	50
Swaptions, exchange traded options and futures contracts	1	*	-	1
Other	-	-	-	-

	1	45,084	-	45,085

Loans
Currency swaps	-	4,458	247	4,705
Interest rate swaps	-	208	-	208

	-	4,666	247	4,913

Client operations
Currency swaps	-	15,760	-	15,760
Interest rate swaps	-	751	10	761

	-	16,511	10	16,521

Borrowings
Currency swaps	-	75,987	1,351	77,338
Interest rate swaps	-	2,757	37	2,794

	-	78,744	1,388	80,132

Others
Currency swaps	-	-	-	-
Interest rate swaps	-	843	-	843

	-	843	-	843

Total derivative assets	$1	$145,848	$1,645	$147,494

Derivative Liabilities:
Investments
Currency forward contracts	$-	$18,768	$-	$18,768
Currency swaps	-	26,060	-	26,060
Interest rate swaps	-	40	-	40
Swaptions, exchange traded options and futures contracts	4*		-	4
Other	-	-	-	-

	4	44,868	-	44,872

Loans
Currency swaps	-	3,533	234	3,767
Interest rate swaps	-	1,232	-	1,232

	-	4,765	234	4,999

Client operations
Currency swaps	-	15,754	-	15,754
Interest rate swaps	-	753	20	773

	-	16,507	20	16,527

Borrowings
Currency swaps	-	80,110	1,510	81,620
Interest rate swaps	-	3,117	200	3,317

	-	83,227	1,710	84,937

Others
Currency swaps	-	-	-	-
Interest rate swaps	-	960	-	960

	-	960	-	960

Total derivative liabilities	$4	$150,327	$1,964	$152,295

* Indicates amount less than $0.5 million.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 53

In millions of U.S. dollars
	Fair Value Measurements on a Recurring Basis
	As of June 30, 2018
	Level 1		Level 2	Level 3	Total
Derivative Assets:
Investments
Currency forward contracts		$-	$18,647	$-	$18,647
Currency swaps		-	19,308	-	19,308
Interest rate swaps		-	60	-	60
Swaptions, exchange traded options and futures contracts		*	*	-	*
Other		-	-	-	-

		*	38,015	-	38,015

Loans
Currency swaps		-	4,461	233	4,694
Interest rate swaps		-	305	-	305

		-	4,766	233	4,999

Client operations
Currency swaps		-	16,369	-	16,369
Interest rate swaps		-	672	1	673

		-	17,041	1	17,042

Borrowings
Currency swaps		-	76,643	1,364	78,007
Interest rate swaps		-	2,469	42	2,511

		-	79,112	1,406	80,518

Others
Currency swaps		-	-	-	-
Interest rate swaps		-	1,142	-	1,142

		-	1,142	-	1,142

Total derivative assets	$	*	$140,076	$1,640	$141,716

Derivative Liabilities:
Investments
Currency forward contracts		$-	$18,358	$-	$18,358
Currency swaps		-	18,894	-	18,894
Interest rate swaps		-	43	-	43
Swaptions, exchange traded options and futures contracts		3	-	-	3
Other		-	-	-	-

		3	37,295	-	37,298

Loans
Currency swaps		-	3,642	239	3,881
Interest rate swaps		-	1,126	-	1,126

		-	4,768	239	5,007

Client operations
Currency swaps		-	16,364	-	16,364
Interest rate swaps		-	674	31	705

		-	17,038	31	17,069

Borrowings
Currency swaps		-	80,280	1,464	81,744
Interest rate swaps		-	4,207	210	4,417

		-	84,487	1,674	86,161

Others
Currency swaps		-	-	-	-
Interest rate swaps		-	1,561	-	1,561

		-	1,561	-	1,561

Total derivative liabilities		$3	$145,149	$1,944	$147,096

* Indicates amount less than $0.5 million.

54 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 derivative assets (liabilities), net:

In millions of U.S. dollars
	Three Months Ended December 31, 2018			Six Months Ended December 31, 2018
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$(185)	$(173)	$(358)	$(106)	$(198)	$(304)
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(15)	(35)	(50)	(62)	(9)	(71)
Other comprehensive income	49	(* )	49	17	(* )	17
Issuances	1	*	1	(* )	*	(* )
Settlements	5	35	40	6	34	40
Transfers, net	(1)	-	(1)	(1)	-	(1)

End of the period	$(146)	$(173)	$(319)	$(146)	$(173)	$(319)

In millions of U.S. dollars
	Three Months Ended December 31, 2017			Six Months Ended December 31, 2017
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the period/fiscal year	$23	$(310)	$(287)	$33	$(108)	$(75)
Total realized/unrealized mark-to-market (losses) gains in:
Net income	(3)	30	27	(17)	(88)	(105)
Other comprehensive income	(4)	(* )	(4)	(1)	1	(* )
Issuances	(10)	(* )	(10)	(11)	(73)	(84)
Settlements	5	174	179	7	163	170
Transfers, net	(4)	-	(4)	(4)	(1)	(5)

End of the period	$7	$(106)	$(99)	$7	$(106)	$(99)

* Indicates amount less than $0.5 million.

Unrealized mark-to-market gains or losses included in the Condensed Statement of Income relating to IBRD’s Level 3 derivatives, net still held at the reporting dates as well as where those amounts are included in the Condensed Statement of Income, are presented in the following table:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
Unrealized mark-to-market (losses) gains	2018	2017	2018	2017
Reported as follows:
Unrealized mark-to-market (losses) gains on non-trading portfolios, net	$(48)	$17	$(80)	$(116)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 55

The following table provides details of all inter-level transfers.

In millions of U.S. dollars
	Three Months Ended December 31, 2018		Six Months Ended December 31, 2018
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$18	$(18)	$18	$(18)
Transfer (out of) into	-	-	-	-

	18	(18)	18	(18)

Derivative liabilities, net
Transfer (into) out of	$(17)	$17	$(17)	$17
Transfer out of (into)	-	-	-	-

	(17)	17	(17)	17

Transfers, net	$1	$(1)	$1	$(1)

In millions of U.S. dollars
	Three Months Ended December 31, 2017		Six Months Ended December 31, 2017
	Level 2	Level 3	Level 2	Level 3
Derivative assets, net
Transfer into (out of)	$35	$(35)	$35	$(35)
Transfer (out of) into	(4)	4	(5)	5

	31	(31)	30	(30)

Derivative liabilities, net
Transfer (into) out of	$(31)	$31	$(31)	$31
Transfer out of (into)	4	(4)	6	(6)

	(27)	27	(25)	25

Transfers, net	$4	$(4)	$5	$(5)

Transfers between Level 2 and Level 3 are due to changes in price transparency.

The fair value of IBRD’s Level 3 borrowings related derivatives is estimated using valuation models that incorporate model parameters, observable market inputs and unobservable inputs. The significant unobservable inputs used in the fair value measurement of these derivatives are correlations and long dated interest rate volatilities. See Note E-Borrowings for details on these unobservable inputs.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used.

In millions of U.S. dollars
Portfolio	Fair Value at December 31, 2018	Fair Value at June 30, 2018	Valuation Technique	Unobservable input	Range (average), December 31, 2018	Range (average), June 30, 2018
Currency swaps, Interest rate swaps	($319)	($304)	Discounted Cash Flow	Correlations	-38% to 76% (10%)	-34% to 73% (10%)

				Interest rate volatilities	18% to 45% (33%)	18% to 34% (29%)

Valuation Methods and Assumptions

Derivative contracts include currency forward contracts, TBAs, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include exchange traded options and futures contracts. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, credit spreads, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

56 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income and Board of Governors-approved transfers, and after considering the allocation to the pension reserve.

On August 9, 2018, IBRD’s Executive Directors approved the following allocations relating to the net income earned in the fiscal year ended June 30, 2018; an increase in the General Reserve by $913 million and a decrease in the Pension Reserve by $22 million.

On September 5, 2018, IBRD’s Board of Governors approved a transfer of $90 million from Surplus to the Trust Fund for Gaza and West Bank. The transfer was made on September 14, 2018.

On October 12, 2018, IBRD’s Board of Governors approved a transfer to International Development Association (IDA) of $248 million out of the net income earned in the fiscal year ended June 30, 2018. The transfer to IDA was made on October 23, 2018.

Retained earnings comprised the following components:

In millions of U.S. dollars
	December 31, 2018		June 30, 2018
Special reserve	$293		$293
General reserve	28,606		27,693
Pension reserve	787		810
Surplus	126		216
Cumulative fair value adjustments [a]	(1,888	) [b]	(1,467)
Unallocated net income	697		875
Restricted retained earnings	40		37

Total	$28,661		$28,457

a. Unrealized mark-to-market gains or losses, net applicable to non-trading portfolios reported at fair value.
b.

Includes cumulative effect of $155 million related to the change in accounting principle from the adoption of ASU 2016-01 on instrument specific credit risk for fair value option elected liabilities (DVA), on July 1, 2018.

NOTE H—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and Multilateral Investment Guarantee Agency (MIGA) participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA.

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2018				December 31, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit Cost
Service cost	$117	$31	$22	$170	$235	$62	$43	$340
Interest cost	183	30	19	232	366	60	36	462
Expected return on plan assets	(252)	(41)	-	(293)	(504)	(81)	-	(585)
Amortization of unrecognized prior service costs [a]	1	5	-	6	2	9	1	12
Amortization of unrecognized net actuarial losses [a]	6	-	15	21	11	-	32	43

Net periodic pension cost	$55	$25	$56	$136	$110	$50	$112	$272

Of which:
IBRD’s share	$23	$11	$24	$58	$48	$22	$50	$120
IDA’s share	$32	$14	$32	$78	$62	$28	$62	$152

a. Included in Amounts reclassified into net income in Note J—Comprehensive Income.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 57

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2017				December 31, 2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Benefit Cost
Service cost	$114	$31	$19	$164	$228	$62	$39	$329
Interest cost	163	28	15	206	325	56	30	411
Expected return on plan assets	(226)	(35)	-	(261)	(451)	(71)	-	(522)
Amortization of unrecognized prior service costs [a]	1	5	-	6	2	9	1	12
Amortization of unrecognized net actuarial losses [a]	19	-	15	34	38	-	29	67

Net periodic pension cost	$71	$29	$49	$149	$142	$56	$99	$297

Of which:
IBRD’s share	$31	$13	$21	$65	$65	$26	$45	$136
IDA’s share	$40	$16	$28	$84	$77	$30	$54	$161

a. Included in Amounts reclassified into net income in Note J—Comprehensive Income.

The components of net periodic pension cost, other than the service cost component, are included in the line item Pension in the Condensed Statement of Income. From the quarter ended September 30, 2018, the service cost component is included in the line item Administrative expenses. The following table provides the amounts of IBRD’s pension service cost:

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2018				December 31, 2018
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$117	$31	$22	$170	$235	$62	$43	$340
Of which:
IBRD’s share [a]	$50	$13	$9	$72	$104	$27	$19	$150
IDA’s share	67	18	13	98	131	35	24	190

a. Included in Administrative expenses in the Condensed Statement of Income.

In millions of U.S. dollars
	Three Months Ended				Six Months Ended
	December 31, 2017				December 31, 2017
	SRP	RSBP	PEBP	Total	SRP	RSBP	PEBP	Total

Service cost	$114	$31	$19	$164	$228	$62	$39	$329
Of which:
IBRD’s share	$52	$14	$9	$75	$105	$28	$18	$151
IDA’s share	62	17	10	89	123	34	21	178

58 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

NOTE I—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, as well as through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

In millions of U.S. dollars
	December 31, 2018				June 30, 2018
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services	300	29	13	342	339	41	12	392
Derivative Transactions [a]
Receivable	4,072	-	-	4,072	4,284	-	-	4,284
Payable	(4,358)	-	-	(4,358)	(4,531)	-	-	(4,531)
Pension and Other Postretirement Benefits	(641)	(338)	(12)	(991)	(676)	(352)	(13)	(1,041)
Investments	-	(97)	-	(97)	-	(80)	-	(80)

	$(627)	$(406)	$1	$(1,032)	$(584)	$(391)	$(1)	$(976)

a. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported in the Condensed Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Loans	Loans outstanding
Receivable for administrative services [a]	Other assets
Receivables (payables) for derivative transactions	Derivative assets/liabilities – Client operations
Payable for pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities on the Condensed Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of December 31, 2018 and June 30, 2018 there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchanged selected exposures, with each divesting exposure in countries where their lending capacities were limited, in return for exposure in countries where they had excess lending capacity. Under the agreement, IBRD and MIGA each had exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of December 31, 2018, assets related to IBRD’s right to be indemnified under this agreement amounted to $2 million ($2 million—June 30, 2018), while liabilities related to IBRD’s obligation under this agreement amounted to $2 million ($2 million—June 30, 2018). These include an accumulated provision for guarantee losses of $1 million ($1 million—June 30, 2018).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the three and six months ended December 31, 2018, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $458 million and $870 million, respectively ($445 million and $858 million, respectively—three and six months ended December 31, 2017).

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 59

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology. Amounts are settled quarterly. For the three and six months ended December 31, 2018, IBRD’s other revenue is net of revenue allocated to IDA of $91 million and $142 million ($71 million and $118 million—three and six months ended December 31, 2017), respectively, and is included in Revenue from externally funded activities on the Condensed Statement of Income.

This revenue also includes revenue from contracts with customers as follows:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,		Description
	2018	2017	2018	2017
Trust fund fees	$33	$31	$51	$51	Administrative and trustee services for trust funds
Other	33	22	35	28	RAS and asset management services

	$66	$53	$86	$79

Of which:
IBRD’s share	$30	$25	$40	$39
IDA’s share	36	28	46	40

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional, and are classified as receivables. IBRD also has an obligation to transfer certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with customers:

In millions of U.S. dollars
	December 31, 2018	June 30, 2018
Receivables	$25	$57
Contract liabilities	155	132

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities on the Condensed Statement of Income, as follows:

In millions of U.S. dollars
	Three Months Ended December 31,		Six Months Ended December 31,
	2018	2017	2018	2017
Fees charged to IFC	$16	$15	$33	$31
Fees charged to MIGA	1	1	2	2

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid costs for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are part of the investment portfolio.

For Pension and Other Postretirement Benefits related disclosure see Note H—Pension and Other Postretirement Benefits.

60 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

Derivative Transactions

These relate to currency forward contracts entered into by IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF and are included in Investments-Trading on IBRD’s Condensed Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE J—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Comprehensive income (loss) comprises currency translation adjustments, the cumulative effects of a change in accounting principle related to the implementation of guidance on FASB’s derivatives and hedging, pension-related items, and net income. These items are presented in the Condensed Statement of Comprehensive Income.

Effective July 1, 2018, IBRD adopted ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities which affected the recognition and measurement of financial liabilities where the fair value option has been elected. The ASU requires the portion of the total change in fair value caused by changes in IBRD’s own credit risk (DVA on fair value option elected liabilities) to be presented separately in other comprehensive income. Previously these amounts were recognized in net income. Upon derecognition of a liability designated under the fair value option, the cumulative amount of DVA on fair value option elected liabilities will be reclassified from accumulated other comprehensive income to net income. Upon adoption of this ASU, a cumulative effect adjustment of $155 million was reclassified from retained earnings to accumulated other comprehensive loss, with no impact on the total equity.

The following tables present the changes in Accumulated Other Comprehensive Loss (AOCL) balances:

In millions of U.S. dollars
	Six Months Ended December 31, 2018
	Balance, beginning of the fiscal year	Cumulative adjustment	Adjusted beginning balance	Changes in fair value in AOCL	Amounts reclassified into net income	Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$139	$-	$139	$(122)	$-	$(122)	$17

DVA on Fair Value option elected liabilities	-	155	155	493	1	494	649

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(2,423)	-	(2,423)	-	43	43	(2,380)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(136)	-	(136)	-	12	12	(124)

Other	(2)	-	(2)	-	1	1	(1)

Total Accumulated Other Comprehensive Loss	$(2,422)	$155	$(2,267)	$371	$57	$428	$(1,839)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 61

In millions of U.S. dollars
	Six Months Ended December 31, 2017
	Balance, beginning of the fiscal year	Changes in fair value in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the period
Cumulative Translation Adjustment	$46	$331	$-		$331	$377

Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,257)	-	67	[a]	67	(3,190)

Unrecognized Prior Service (Costs) Credits on Benefit Plans	(160)	-	12	[a]	12	(148)

Other	(5)	-	2		2	(3)

Total Accumulated Other Comprehensive Loss	$(3,376)	$331	$81		$412	$(2,964)

a. See Note H—Pension and Other Post Retirement Benefits.

NOTE K—OTHER FAIR VALUE DISCLOSURES

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

In millions of U.S. dollars
	December 31, 2018		June 30, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$597	$597	$619	$619
Investments-Trading (including Securities purchased under resale agreements)	74,150	74,150	72,569	72,569
Net loans outstanding	186,371	189,540	183,588	186,650
Derivative assets
Investments	45,085	45,085	38,015	38,015
Loans	4,913	4,913	4,999	4,999
Client operations	16,521	16,521	17,042	17,042
Borrowings	80,132	80,132	80,518	80,518
Others	843	843	1,142	1,142
Liabilities
Borrowings	212,227	212,236	208,009	208,019
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	36	36	122	122
Derivative liabilities
Investments	44,872	44,872	37,298	37,298
Loans	4,999	4,999	5,007	5,007
Client operations	16,527	16,527	17,069	17,069
Borrowings	84,937	84,937	86,161	86,161
Others	960	960	1,561	1,561

62 IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED)

Valuation Methods and Assumptions

As of December 31, 2018 and June 30, 2018, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

For valuation methods and assumptions as well as additional fair value disclosures regarding Investments, Loans, Borrowings and Derivative assets and liabilities, refer to Note C—Investments, Note D—Loans and Other Exposures, Note E—Borrowings and Note F—Derivative Instruments, respectively.

Due from Banks: The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Unrealized Mark-to-Market Gains or Losses on Investments-Trading and Non-Trading Portfolios, Net

The following table reflects the components of the realized and unrealized gains or losses on Investments-Trading and non-trading portfolios, net:

In millions of U.S. dollars
	Three Months Ended December 31, 2018			Six Months Ended December 31, 2018
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$402	$(263)	$139	$795	$(583)	$212

Non trading portfolios, net
Loans derivatives—Notes D and F	-	(528)	(528)	1	(232)	(231)
Equity management, net	-	419	419	-	314	314
Borrowings, including derivatives — Notes E and F	3	17	20 [b]	3	89	92 [b]
Other assets/liabilities derivatives	-	-	-	-	-	-
Client operations derivatives	-	13	13	-	13	13

Total	$3	$(79)	$(76)	$4	$184	$188

In millions of U.S. dollars
	Three Months Ended December 31, 2017			Six Months Ended December 31, 2017
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$257	$(140)	$117	$(338)	$539	$201

Non trading portfolios, net
Loans derivatives—Notes D and F	-	146	146	-	226	226
Equity management, net	-	(231)	(231)	-	(267)	(267)
Borrowings, including derivatives — Notes E and F	1	187	188 [b]	1	19	20 [b]
Other assets/liabilities derivatives	-	(1)	(1)	-	(1)	(1)
Client operations derivatives	-	2	2	-	(2)	(2)

Total	$1	$103	$104	$1	$(25)	$(24)

a.  Adjusted to exclude amounts reclassified to realized gains (losses).

b.  Includes $1,908 million and $1,226 million of unrealized mark-to-market gains related to derivatives associated with borrowings for three and six months ended December 31, 2018, respectively (unrealized mark-to-market losses of $646 million and $1,047 million—three and six months ended December 31, 2017, respectively).

NOTE L—CONTINGENCIES

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. IBRD’s management does not believe the outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the three and six months ended December 31, 2018, will have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2018 (UNAUDITED) 63

INDEPENDENT AUDITORS’ REVIEW REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITORS’ REVIEW REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (“IBRD”) as of December 31, 2018, and the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2018, and of changes in retained earnings and cash flows for the six-month period ended December 31, 2018 (the “interim financial information”). The condensed statements of income, and of comprehensive income, for the three-month and six-month periods ended December 31, 2017, and condensed statements of changes in retained earnings, and cash flows for the six-month period ended December 31, 2017, were reviewed by other auditors whose report dated February 12, 2018, stated that based on their review, they were not aware of any material modifications that should be made to those statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. The balance sheet of IBRD as of June 30, 2018, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows, for the year then ended (not presented herein), were audited by other auditors whose report dated August 9, 2018, expressed an unmodified opinion on those statements.

Management’s Responsibility for the Interim Financial Information

IBRD’s management is responsible for the preparation and fair presentation of the interim financial information in accordance with accounting principles generally accepted in the United States of America; this responsibility includes the design, implementation, and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of interim financial information in accordance with accounting principles generally accepted in the United States of America.

Auditors’ Responsibility

Our responsibility is to conduct our review in accordance with auditing standards generally accepted in the United States of America applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial information. Accordingly, we do not express such an opinion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the interim financial information as of December 31, 2018 and for the three-month and six-month periods ended December 31, 2018, for it to be in accordance with accounting principles generally accepted in the United States of America.

February 13, 2019

64

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Medium & Long Term
October 01 2018 through December 31 2018

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/1033AUD03.358	0000016181	AUD	30,000,000.00	21,504,000.00	2-Oct-18	11-Oct-18	11-Oct-33

	BOND/SELL AUD/IBRD/GDIF/1125AUD02.90	0000016233	AUD	300,000,000.00	217,620,000.00	16-Nov-18	26-Nov-18	26-Nov-25

	BOND/SELL AUD/IBRD/GDIF/1223AUDSTR	0000016272	AUD	2,750,000.00	1,974,087.50	17-Dec-18	27-Dec-18	27-Dec-23

	BOND/SELL AUD/IBRD/GDIF/0432AUD00.00	0000016266	AUD	3,000,000.00	2,161,500.00	12-Dec-18	21-Dec-18	23-Apr-32

Sub-total New Borrowings				335,750,000.00	243,259,587.50

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/1121BRL06.10	0000016236	BRL	26,620,000.00	7,082,235.88	19-Nov-18	29-Nov-18	24-Nov-21

	BOND/SELL BRL/IBRD/GDIF/1222BRL06.70	0000016237	BRL	16,000,000.00	4,256,790.91	19-Nov-18	27-Dec-18	28-Dec-22

	BOND/SELL BRL/IBRD/GDIF/0625BRL00.00	0000016185	BRL	20,000,000.00	5,074,854.10	3-Oct-18	15-Oct-18	30-Jun-25

	BOND/SELL BRL/IBRD/GDIF/1222BRL00.00	0000016252	BRL	10,000,000.00	2,586,251.49	28-Nov-18	6-Dec-18	8-Dec-22

	BOND/SELL BRL/IBRD/GDIF/1221BRL00.00A	0000016268	BRL	40,000,000.00	10,279,869.45	12-Dec-18	20-Dec-18	20-Dec-21

Sub-total New Borrowings				112,620,000.00	29,280,001.82

Canadian Dollar

	BOND/SELL CAD/IBRD/GDIF/0727CAD01.50	0000016246	CAD	5,000,000.00	3,774,581.97	27-Nov-18	7-Dec-18	24-Jul-27

Sub-total New Borrowings				5,000,000.00	3,774,581.97

CHINA YUAN RENMINBI

	BOND/SELL CNY/IBRD/GDIF/0620CNY03.75	0000016198	CNY	200,000,000.00	28,910,089.62	12-Oct-18	19-Oct-18	12-Jun-20

Sub-total New Borrowings				200,000,000.00	28,910,089.62

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Euro Currency

	BOND/SELL EUR/IBRD/GDIF/1058EURSTR	0000016183	EUR	40,000,000.00	46,070,000.00	2-Oct-18	10-Oct-18	10-Oct-58

	BOND/SELL EUR/IBRD/GDIF/1127EUR00.625	0000016228	EUR	600,000,000.00	675,210,000.00	13-Nov-18	20-Nov-18	22-Nov-27

	BOND/SELL EUR/IBRD/GDIF/1128EURSTR	0000016226	EUR	14,000,000.00	15,977,500.00	8-Nov-18	29-Nov-18	29-Nov-28

	BOND/SELL EUR/IBRD/GDIF/1238EURSTR	0000016243	EUR	26,500,000.00	30,215,300.00	21-Nov-18	6-Dec-18	6-Dec-38

	BOND/SELL EUR/IBRD/GDIF/1161EUR00.00	0000016218	EUR	100,000,000.00	114,495,000.00	2-Nov-18	9-Nov-18	9-Nov-61

Sub-total New Borrowings				780,500,000.00	881,967,800.00

Indonesian Rupiah

	BOND/SELL IDR/IBRD/GDIF/1023IDR07.89	0000016179	IDR	60,000,000,000.00	4,024,144.87	1-Oct-18	10-Oct-18	10-Oct-23

	BOND/SELL IDR/IBRD/GDIF/1021IDR08.40	0000016188	IDR	1,500,000,000,000.00	98,879,367.17	4-Oct-18	12-Oct-18	12-Oct-21

	BOND/SELL IDR/IBRD/GDIF/1121IDR06.85	0000016223	IDR	22,500,000,000.00	1,520,013.51	6-Nov-18	28-Nov-18	29-Nov-21

	BOND/SELL IDR/IBRD/GDIF/1221IDR07.13	0000016247	IDR	10,500,000,000.00	723,464.36	27-Nov-18	19-Dec-18	20-Dec-21

Sub-total New Borrowings				1,593,000,000,000.00	105,146,989.91

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/1021INR05.98	0000016186	INR	70,100,000.00	957,192.60	3-Oct-18	25-Oct-18	26-Oct-21

	BOND/SELL INR/IBRD/GDIF/1021INR06.20	0000016191	INR	293,800,000.00	3,978,603.83	5-Oct-18	29-Oct-18	29-Oct-21

	BOND/SELL INR/IBRD/GDIF/0823INR05.00A	0000016206	INR	160,000,000.00	2,175,095.16	23-Oct-18	30-Oct-18	7-Aug-23

	BOND/SELL INR/IBRD/GDIF/1121INR06.00	0000016220	INR	339,400,000.00	4,649,315.07	6-Nov-18	29-Nov-18	29-Nov-21

	BOND/SELL INR/IBRD/GDIF/1121INR05.64	0000016240	INR	740,700,000.00	10,365,964.59	20-Nov-18	29-Nov-18	24-Nov-21

	BOND/SELL INR/IBRD/GDIF/1223INR04.20	0000016264	INR	160,000,000.00	2,242,702.46	10-Dec-18	18-Dec-18	18-Dec-23

	BOND/SELL INR/IBRD/GDIF/1222INR00.50	0000016219	INR	150,000,000.00	2,052,545.16	5-Nov-18	20-Dec-18	21-Dec-22

	BOND/SELL INR/IBRD/GDIF/1221INR05.55	0000016260	INR	257,900,000.00	3,657,377.86	5-Dec-18	27-Dec-18	29-Dec-21

	BOND/SELL INR/IBRD/GDIF/0523INR00.00A	0000016194	INR	100,000,000.00	1,348,163.13	10-Oct-18	17-Oct-18	9-May-23

	BOND/SELL INR/IBRD/GDIF/0523INR00.00A	0000016211	INR	300,000,000.00	4,096,122.34	25-Oct-18	1-Nov-18	9-May-23

	BOND/SELL INR/IBRD/GDIF/0523INR00.00	0000016230	INR	300,000,000.00	4,128,251.00	13-Nov-18	26-Nov-18	11-May-23

	BOND/SELL INR/IBRD/GDIF/0823INR00.00	0000016276	INR	300,000,000.00	4,288,348.56	28-Dec-18	10-Jan-19	24-Aug-23

Sub-total New Borrowings				3,171,900,000.00	43,939,681.75

Japanese Yen

	BOND/SELL JPY/IBRD/GDIF/1021JPYSTR	0000016190	JPY	330,000,000.00	2,897,659.92	5-Oct-18	29-Oct-18	29-Oct-21

	BOND/SELL JPY/IBRD/GDIF/1048JPYSTR01	0000016193	JPY	100,000,000.00	883,392.23	10-Oct-18	29-Oct-18	29-Oct-48

	BOND/SELL JPY/IBRD/GDIF/1121JPYSTR05	0000016232	JPY	867,000,000.00	7,640,449.44	15-Nov-18	26-Nov-18	15-Nov-21

	BOND/SELL JPY/IBRD/GDIF/1120JPYSTR06	0000016239	JPY	593,000,000.00	5,257,325.24	19-Nov-18	28-Nov-18	27-Nov-20

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL JPY/IBRD/GDIF/1121JPYSTR04	0000016225	JPY	300,000,000.00	2,651,464.93	7-Nov-18	29-Nov-18	26-Nov-21

	BOND/SELL JPY/IBRD/GDIF/1248JPYSTR	0000016249	JPY	300,000,000.00	2,640,264.03	27-Nov-18	10-Dec-18	10-Dec-48

	BOND/SELL JPY/IBRD/GDIF/1248JPYSTR01	0000016251	JPY	100,000,000.00	879,004.97	28-Nov-18	17-Dec-18	17-Dec-48

	BOND/SELL JPY/IBRD/GDIF/1248JPYSTR02	0000016255	JPY	500,000,000.00	4,409,365.49	29-Nov-18	18-Dec-18	18-Dec-48

	BOND/SELL JPY/IBRD/GDIF/1248JPYSTR03	0000016258	JPY	500,000,000.00	4,405,480.42	30-Nov-18	18-Dec-18	18-Dec-48

	BOND/SELL JPY/IBRD/GDIF/1221JPYSTR03	0000016248	JPY	500,000,000.00	4,400,440.04	27-Nov-18	20-Dec-18	21-Dec-21

	BOND/SELL JPY/IBRD/GDIF/1221JPYSTR04	0000016267	JPY	361,000,000.00	3,183,281.16	12-Dec-18	20-Dec-18	15-Dec-21

Sub-total New Borrowings				4,451,000,000.00	39,248,127.86

Kazakhstan Tenge

	BOND/SELL KZT/IBRD/GDIF/1020KZT09.50	0000016195	KZT	7,500,000,000.00	20,205,830.06	11-Oct-18	19-Oct-18	19-Oct-20

	BOND/SELL KZT/IBRD/GDIF/1020KZT09.50	0000016216	KZT	8,000,000,000.00	21,558,693.54	2-Nov-18	9-Nov-18	19-Oct-20

Sub-total New Borrowings				15,500,000,000.00	41,764,523.60

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/1021MXN06.68	0000016187	MXN	8,800,000.00	468,173.51	3-Oct-18	25-Oct-18	26-Oct-21

	BOND/SELL MXN/IBRD/GDIF/1121MXN08.00	0000016224	MXN	500,000,000.00	25,437,784.27	7-Nov-18	16-Nov-18	16-Nov-21

	BOND/SELL MXN/IBRD/GDIF/1121MXN07.55	0000016222	MXN	10,300,000.00	516,951.49	6-Nov-18	28-Nov-18	29-Nov-21

	BOND/SELL MXN/IBRD/GDIF/1223MXN06.20	0000016214	MXN	104,000,000.00	5,176,189.53	31-Oct-18	13-Dec-18	14-Dec-23

	BOND/SELL MXN/IBRD/GDIF/0920MXN06.45	0000016259	MXN	50,000,000.00	2,463,102.72	4-Dec-18	13-Dec-18	11-Sep-20

	BOND/SELL MXN/IBRD/GDIF/0728MXN06.63	0000016273	MXN	55,000,000.00	2,740,961.68	19-Dec-18	4-Jan-19	24-Jul-28

	BOND/SELL MXN/IBRD/GDIF/0122MXN08.15	0000016271	MXN	525,000,000.00	25,744,254.13	14-Dec-18	30-Jan-19	28-Jan-22

	BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016242	MXN	60,000,000.00	2,947,381.87	21-Nov-18	3-Dec-18	10-Jul-24

	BOND/SELL MXN/IBRD/GDIF/0724MXN00.00	0000016262	MXN	35,000,000.00	1,715,572.74	7-Dec-18	17-Dec-18	10-Jul-24

Sub-total New Borrowings				1,348,100,000.00	67,210,371.94

Norwegian Krone

	BOND/SELL NOK/IBRD/GDIF/0523NOK01.625	0000016235	NOK	500,000,000.00	59,182,803.84	19-Nov-18	29-Nov-18	24-May-23

Sub-total New Borrowings				500,000,000.00	59,182,803.84

New Zealand Dollar

	BOND/SELL NZD/IBRD/GDIF/1222NZD02.00	0000016245	NZD	4,900,000.00	3,332,490.00	26-Nov-18	20-Dec-18	22-Dec-22

Sub-total New Borrowings				4,900,000.00	3,332,490.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Polish Zloty

	BOND/SELL PLN/IBRD/GDIF/1020PLN01.50	0000016213	PLN	50,000,000.00	13,121,293.23	30-Oct-18	6-Nov-18	30-Oct-20

Sub-total New Borrowings				50,000,000.00	13,121,293.23

Swedish Krona

	BOND/SELL SEK/IBRD/GDIF/1023SEK00.50	0000016177	SEK	2,500,000,000.00	280,602,509.71	1-Oct-18	10-Oct-18	10-Oct-23

	BOND/SELL SEK/IBRD/GDIF/0723SEK00.375	0000016184	SEK	600,000,000.00	66,740,823.14	3-Oct-18	11-Oct-18	17-Jul-23

	BOND/SELL SEK/IBRD/GDIF/1223SEK00.375	0000016261	SEK	1,100,000,000.00	122,505,345.69	5-Dec-18	14-Dec-18	14-Dec-23

Sub-total New Borrowings				4,200,000,000.00	469,848,678.53

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/0821TRY10.00	0000016208	TRY	300,000,000.00	52,769,984.43	25-Oct-18	5-Nov-18	16-Aug-21

	BOND/SELL TRY/IBRD/GDIF/1121TRY20.00	0000016215	TRY	250,000,000.00	44,897,006.27	1-Nov-18	8-Nov-18	8-Nov-21

Sub-total New Borrowings				550,000,000.00	97,666,990.70

United States Dollar

	BOND/SELL USD/IBRD/GDIF/0528USDSTR	0000016182	USD	5,000,000.00	5,000,000.00	2-Oct-18	11-Oct-18	18-May-28

	BOND/SELL USD/IBRD/GDIF/1028USDSTR02	0000016199	USD	125,000,000.00	125,000,000.00	12-Oct-18	17-Oct-18	18-Oct-28

	BOND/SELL USD/IBRD/GDIF/1120USD02.90	0000016196	USD	20,030,000.00	20,030,000.00	11-Oct-18	18-Oct-18	1-Nov-20

	BOND/SELL USD/IBRD/GDIF/0920USD02.88	0000016197	USD	19,715,000.00	19,715,000.00	11-Oct-18	18-Oct-18	1-Sep-20

	BOND/SELL USD/IBRD/GDIF/0428USDSTR02	0000016201	USD	5,000,000.00	5,000,000.00	15-Oct-18	26-Oct-18	5-Apr-28

	BOND/SELL USD/IBRD/GDIF/1021USDSTR06	0000016202	USD	25,000,000.00	25,000,000.00	16-Oct-18	29-Oct-18	29-Oct-21

	BOND/SELL USD/IBRD/GDIF/1021USDSTR07	0000016205	USD	12,330,000.00	12,330,000.00	22-Oct-18	30-Oct-18	12-Oct-21

	BOND/SELL USD/IBRD/GDIF/1221USDFRN	0000016207	USD	80,000,000.00	80,000,000.00	25-Oct-18	1-Nov-18	17-Dec-21

	BOND/SELL USD/IBRD/GDIF/1121USDSTR08	0000016212	USD	50,000,000.00	50,000,000.00	29-Oct-18	5-Nov-18	5-Nov-21

	BOND/SELL USD/IBRD/GDIF/1022USDSTR05	0000016148	USD	2,165,000.00	2,165,000.00	10-Sep-18	12-Oct-18	12-Oct-22

	BOND/SELL USD/IBRD/GDIF/0821USD03.08	0000016217	USD	14,829,000.00	14,829,000.00	2-Nov-18	9-Nov-18	15-Aug-21

	BOND/SELL USD/IBRD/GDIF/1123USDSTR02	0000016221	USD	25,000,000.00	25,000,000.00	6-Nov-18	14-Nov-18	14-Nov-23

	BOND/SELL USD/IBRD/GDIF/1125USD03.125	0000016229	USD	600,000,000.00	600,000,000.00	13-Nov-18	20-Nov-18	20-Nov-25

	BOND/SELL USD/IBRD/GDIF/1123USDSTR03	0000016234	USD	1,055,000.00	1,055,000.00	16-Nov-18	27-Nov-18	15-Nov-23

	BOND/SELL USD/IBRD/GDIF/1128USDSTR01	0000016231	USD	3,000,000.00	3,000,000.00	14-Nov-18	30-Nov-18	30-Nov-28

	BOND/SELL USD/IBRD/GDIF/1220USDSTR03	0000016270	USD	300,000,000.00	300,000,000.00	13-Dec-18	28-Dec-18	28-Dec-20

	BOND/SELL USD/IBRD/GDIF/1223USDSTR03	0000016274	USD	28,868,000.00	28,868,000.00	21-Dec-18	28-Dec-18	28-Dec-23

	BOND/SELL USD/IBRD/GDIF/1125USDSTR	0000016210	USD	2,870,000.00	2,870,000.00	25-Oct-18	31-Oct-18	3-Nov-25

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/GDIF/1228USDSTR	0000016238	USD	25,000,000.00	25,000,000.00	19-Nov-18	4-Dec-18	4-Dec-28

	BOND/SELL USD/IBRD/GDIF/1223USDSTR02	0000016257	USD	3,520,000.00	3,520,000.00	30-Nov-18	14-Dec-18	14-Dec-23

Sub-total New Borrowings				1,348,382,000.00	1,348,382,000.00

Uruguayan Peso

	BOND/SELL UYU/IBRD/GDIF/1228UYUSTR	0000016265	UYU	804,700,000.00	25,025,656.97	11-Dec-18	27-Dec-18	27-Dec-28

Sub-total New Borrowings				804,700,000.00	25,025,656.97

Zambian Kwacha

	BOND/SELL ZMW/IBRD/GDIF/0120ZMW23.01	0000016263	ZMW	75,000,000.00	6,310,475.39	7-Dec-18	21-Dec-18	21-Jan-20

Sub-total New Borrowings				75,000,000.00	6,310,475.39

Total New Borrowings					3,507,372,144.64

Maturing Borrowings

Australian Dollar

	BOND/SELL AUD/IBRD/GDIF/1118AUD00.50	0000009317	AUD	(68,070,000.00)	(49,541,346.00)	27-Oct-08	20-Nov-08	20-Nov-18

	BOND/SELL AUD/IBRD/GDIF/1018AUD03.204	0000012944	AUD	(11,000,000.00)	(7,803,950.00)	13-Mar-14	23-Apr-14	24-Oct-18

	BOND/SELL AUD/IBRD/GDIF/1118AUD03.18	0000013010	AUD	(12,600,000.00)	(9,145,710.00)	17-Apr-14	22-May-14	26-Nov-18

	BOND/SELL AUD/IBRD/GDIF/1218AUD02.59	0000013400	AUD	(4,405,000.00)	(3,247,586.25)	19-Nov-14	2-Dec-14	3-Dec-18

Sub-total Maturing Borrowings				(96,075,000.00)	(69,738,592.25)

Brazilian Real

	BOND/SELL BRL/IBRD/GDIF/1018BRL00.50	0000012607	BRL	(90,000,000.00)	(24,218,613.35)	12-Sep-13	10-Oct-13	10-Oct-18

	BOND/SELL BRL/IBRD/GDIF/1118BRL00.50	0000012673	BRL	(140,000,000.00)	(37,000,330.36)	22-Oct-13	21-Nov-13	21-Nov-18

	BOND/SELL BRL/IBRD/GDIF/1218BRL00.50	0000012745	BRL	(112,000,000.00)	(28,791,403.71)	21-Nov-13	19-Dec-13	19-Dec-18

	BOND/SELL BRL/IBRD/GDIF/1018BRL09.38	0000014044	BRL	(12,000,000.00)	(2,986,671.98)	18-Aug-15	1-Oct-15	2-Oct-18

	BOND/SELL BRL/IBRD/GDIF/1018BRL10.16	0000014139	BRL	(3,200,000.00)	(860,839.86)	16-Oct-15	29-Oct-15	30-Oct-18

	BOND/SELL BRL/IBRD/GDIF/1118BRL10.01	0000014083	BRL	(11,000,000.00)	(2,967,078.91)	14-Sep-15	2-Nov-15	5-Nov-18

	BOND/SELL BRL/IBRD/GDIF/1118BRL10.70	0000014137	BRL	(11,500,000.00)	(2,982,133.13)	15-Oct-15	27-Nov-15	30-Nov-18

	BOND/SELL BRL/IBRD/GDIF/1218BRL10.72	0000014246	BRL	(108,730,000.00)	(28,094,155.34)	8-Dec-15	16-Dec-15	13-Dec-18

	BOND/SELL BRL/IBRD/GDIF/1218BRL10.20	0000014221	BRL	(7,090,000.00)	(1,838,549.91)	25-Nov-15	21-Dec-15	21-Dec-18

Sub-total Maturing Borrowings				(495,520,000.00)	(129,739,776.54)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	Canadian Dollar

	BOND/SELL CAD/IBRD/GDIF/1218CAD00.50	0000006496	CAD	(20,000,000.00)	(14,861,049.19)	25-Jul-03	11-Aug-03	20-Dec-18

	BOND/SELL CAD/IBRD/GDIF/1018CAD02.125	0000012671	CAD	(500,000,000.00)	(380,995,923.34)	21-Oct-13	30-Oct-13	30-Oct-18

	Sub-total Maturing Borrowings			(520,000,000.00)	(395,856,972.53)

	CHINA YUAN RENMINBI

	BOND/SELL CNY/IBRD/GDIF/1218CNY03.48	0000014569	CNY	(300,000,000.00)	(43,587,862.23)	26-May-16	8-Jun-16	8-Dec-18

	BOND/SELL CNY/IBRD/GDIF/1218CNY03.48	0000014709	CNY	(60,000,000.00)	(8,717,572.45)	5-Aug-16	12-Aug-16	8-Dec-18

	BOND/SELL CNY/IBRD/GDIF/1218CNY03.48	0000014979	CNY	(145,000,000.00)	(21,067,466.75)	23-Nov-16	8-Dec-16	8-Dec-18

	Sub-total Maturing Borrowings			(505,000,000.00)	(73,372,901.43)

Euro Currency

	BOND/SELL EUR/IBRD/MLT/1118ITLSTR02E	0000001036	EUR	(103,291,380.00)	(117,462,957.34)	15-Oct-98	4-Nov-98	5-Nov-18

	BOND/SELL EUR/IBRD/GDIF/1218ITLSTR01E	0000001050	EUR	(42,552,949.84)	(48,233,768.64)	3-Nov-98	3-Dec-98	3-Dec-18

	BOND/SELL EUR/IBRD/GDIF/1118EUR0.623	0000011698	EUR	(39,000,000.00)	(44,282,550.00)	29-Oct-12	9-Nov-12	9-Nov-18

	BOND/SELL EUR/IBRD/GDIF/1218EUR00.49	0000011744	EUR	(20,000,000.00)	(22,761,000.00)	12-Nov-12	7-Dec-12	7-Dec-18

	BOND/SELL EUR/IBRD/GDIF/1218EUR00.426	0000011850	EUR	(29,000,000.00)	(33,131,050.00)	5-Dec-12	21-Dec-12	21-Dec-18

	Sub-total Maturing Borrowings			(233,844,329.84)	(265,871,325.98)

Indian Rupees

	BOND/SELL INR/IBRD/GDIF/1018INR05.53	0000014092	INR	(1,100,000,000.00)	(15,025,269.77)	18-Sep-15	26-Oct-15	24-Oct-18

	BOND/SELL INR/IBRD/GDIF/1018INR05.35	0000014102	INR	(160,000,000.00)	(2,177,315.10)	24-Sep-15	27-Oct-15	29-Oct-18

	BOND/SELL INR/IBRD/GDIF/1018INR05.25	0000014109	INR	(160,000,000.00)	(2,177,315.10)	28-Sep-15	29-Oct-15	29-Oct-18

	BOND/SELL INR/IBRD/GDIF/1018INR05.30	0000014110	INR	(102,000,000.00)	(1,390,308.73)	29-Sep-15	29-Oct-15	26-Oct-18

	BOND/SELL INR/IBRD/GDIF/1118INR05.47	0000014144	INR	(270,000,000.00)	(3,878,195.92)	20-Oct-15	27-Nov-15	30-Nov-18

	BOND/SELL INR/IBRD/GDIF/1218INR05.37	0000014201	INR	(200,000,000.00)	(2,869,872.79)	13-Nov-15	21-Dec-15	20-Dec-18

	BOND/SELL INR/IBRD/GDIF/1218INR05.45	0000014208	INR	(270,000,000.00)	(3,851,805.36)	18-Nov-15	21-Dec-15	21-Dec-18

	Sub-total Maturing Borrowings			(2,262,000,000.00)	(31,370,082.77)

Mexican Peso

	BOND/SELL MXN/IBRD/GDIF/1018MXN03.56	0000012621	MXN	(312,470,000.00)	(16,618,534.77)	18-Sep-13	15-Oct-13	15-Oct-18

	BOND/SELL MXN/IBRD/GDIF/1118MXN03.39	0000012627	MXN	(120,850,000.00)	(6,148,312.46)	20-Sep-13	30-Oct-13	7-Nov-18

	BOND/SELL MXN/IBRD/GDIF/1118MXN03.15	0000012672	MXN	(322,360,000.00)	(15,815,295.25)	22-Oct-13	13-Nov-13	13-Nov-18

	BOND/SELL MXN/IBRD/GDIF/1218MXN03.62	0000012730	MXN	(300,000,000.00)	(14,834,227.51)	19-Nov-13	11-Dec-13	11-Dec-18

	Sub-total Maturing Borrowings			(1,055,680,000.00)	(53,416,369.98)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Zealand Dollar

	BOND/SELL NZD/IBRD/GDIF/1018NZD04.14	0000012943	NZD	(8,197,000.00)	(5,365,346.35)	13-Mar-14	23-Apr-14	24-Oct-18

	BOND/SELL NZD/IBRD/GDIF/1118NZD04.164	0000013009	NZD	(10,300,000.00)	(7,005,030.00)	17-Apr-14	22-May-14	26-Nov-18

Sub-total Maturing Borrowings				(18,497,000.00)	(12,370,376.35)

Turkish Lira

	BOND/SELL TRY/IBRD/GDIF/1218TRY08.93	0000014171	TRY	(5,000,000.00)	(936,215.63)	30-Oct-15	7-Dec-15	7-Dec-18

	BOND/SELL TRY/IBRD/GDIF/1218TRY09.58	0000014247	TRY	(111,650,000.00)	(20,814,690.53)	8-Dec-15	16-Dec-15	13-Dec-18

	BOND/SELL TRY/IBRD/GDIF/1218TRY08.95	0000014210	TRY	(7,000,000.00)	(1,320,219.16)	19-Nov-15	21-Dec-15	21-Dec-18

	BOND/SELL TRY/IBRD/GDIF/1218TRY08.95	0000014268	TRY	(7,300,000.00)	(1,376,799.98)	4-Jan-16	29-Jan-16	21-Dec-18

	BOND/SELL TRY/IBRD/GDIF/1218TRY08.95	0000014354	TRY	(4,000,000.00)	(754,410.95)	17-Feb-16	7-Mar-16	21-Dec-18

Sub-total Maturing Borrowings				(134,950,000.00)	(25,202,336.24)

United States Dollar

	BOND/SELL USD/IBRD/COLTS/1018USD09.80	0000000638	USD	(500,000.00)	(500,000.00)	6-Oct-88	6-Oct-88	6-Oct-18

	BOND/SELL USD/IBRD/COLTS/1018USD09.75	0000000639	USD	(50,000.00)	(50,000.00)	6-Oct-88	6-Oct-88	8-Oct-18

	BOND/SELL USD/IBRD/COLTS/1118USD09.57	0000000650	USD	(10,000,000.00)	(10,000,000.00)	2-Nov-88	2-Nov-88	1-Nov-18

	BOND/SELL USD/IBRD/COLTS/1118USD09.88	0000000649	USD	(2,700,000.00)	(2,700,000.00)	8-Nov-88	8-Nov-88	9-Nov-18

	BOND/SELL USD/IBRD/GDIF/1018USD00.768	0000011845	USD	(38,000,000.00)	(38,000,000.00)	4-Dec-12	21-Dec-12	22-Oct-18

	BOND/SELL USD/IBRD/GDIF/1018USD01.00	0000014113	USD	(4,000,000,000.00)	(4,000,000,000.00)	30-Sep-15	7-Oct-15	5-Oct-18

	BOND/SELL USD/IBRD/GDIF/1118USDSTR04	0000014176	USD	(5,000,000.00)	(5,000,000.00)	3-Nov-15	10-Nov-15	10-Nov-18

	BOND/SELL USD/IBRD/GDIF/1018USD01.27	0000014228	USD	(50,000,000.00)	(50,000,000.00)	2-Dec-15	11-Dec-15	26-Oct-18

	BOND/SELL USD/IBRD/GDIF/1018USD1.005	0000014476	USD	(280,000,000.00)	(280,000,000.00)	14-Apr-16	21-Apr-16	1-Oct-18

	BOND/SELL USD/IBRD/GDIF/1218USDSTR04	0000014533	USD	(150,000,000.00)	(150,000,000.00)	16-May-16	1-Jun-16	3-Dec-18

	BOND/SELL USD/IBRD/GDIF/1218USDFRN	0000014586	USD	(500,000,000.00)	(500,000,000.00)	9-Jun-16	17-Jun-16	17-Dec-18

	BOND/SELL USD/IBRD/GDIF/1018USDFRN	0000014880	USD	(25,000,000.00)	(25,000,000.00)	18-Oct-16	27-Oct-16	27-Oct-18

	BOND/SELL USD/IBRD/GDIF/1218USDFRNA	0000014977	USD	(300,000,000.00)	(300,000,000.00)	23-Nov-16	7-Dec-16	7-Dec-18

	BOND/SELL USD/IBRD/GDIF/1118USD00.00	0000015557	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-17	3-Oct-17	3-Nov-18

	BOND/SELL USD/IBRD/GDIF/1118USD01.40	0000015559	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-17	3-Oct-17	3-Nov-18

	BOND/SELL USD/IBRD/GDIF/1118USD00.00A	0000015587	USD	(200,000,000.00)	(200,000,000.00)	11-Oct-17	20-Oct-17	20-Nov-18

	BOND/SELL USD/IBRD/GDIF/1118USD01.45	0000015616	USD	(15,000,000.00)	(15,000,000.00)	23-Oct-17	30-Oct-17	30-Nov-18

	BOND/SELL USD/IBRD/GDIF/1118USD00.00B	0000015621	USD	(250,000,000.00)	(250,000,000.00)	24-Oct-17	31-Oct-17	30-Nov-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/GDIF/1218USD01.50	0000015624	USD	(100,000,000.00)	(100,000,000.00)	26-Oct-17	2-Nov-17	3-Dec-18

	BOND/SELL USD/IBRD/GDIF/1218USDSTR01	0000012755	USD	(5,000,000.00)	(5,000,000.00)	2-Dec-13	16-Dec-13	17-Dec-18

	BOND/SELL USD/IBRD/GDIF/1218USDSTR02	0000012762	USD	(50,000,000.00)	(50,000,000.00)	4-Dec-13	18-Dec-13	18-Dec-18

	BOND/SELL USD/IBRD/GDIF/1118USDSTR01	0000014118	USD	(4,171,200.00)	(4,171,200.00)	1-Oct-15	7-Oct-15	29-Nov-18

	BOND/SELL USD/IBRD/GDIF/1118USDSTR06	0000014615	USD	(4,996,250.00)	(4,996,250.00)	22-Jun-16	27-Jun-16	29-Nov-18

Sub-total Maturing Borrowings				(6,190,417,450.00)	(6,190,417,450.00)

Total Maturing Borrowings					(7,247,356,184.07)

Early Retirement

Australian Dollar

	BOND/BUY AUD/IBRD/GDIF/1126AUD00.00	0000016200	AUD	(40,000,000.00)	(28,498,000.00)	12-Oct-18	19-Oct-18	16-Nov-26

	BOND/BUY AUD/IBRD/GDIF/1126AUD00.00	0000016256	AUD	(7,223,000.00)	(5,203,810.35)	29-Nov-18	6-Dec-18	16-Nov-26

Sub-total Early Retirement				(47,223,000.00)	(33,701,810.35)

Columbian Peso

	BOND/BUY COP/IBRD/GDIF/0619COP04.25	0000016203	COP	(47,000,000,000.00)	(15,064,102.56)	17-Oct-18	24-Oct-18	20-Jun-19

	BOND/BUY COP/IBRD/GDIF/0619COP04.25	0000016241	COP	(29,180,000,000.00)	(9,010,344.30)	20-Nov-18	27-Nov-18	20-Jun-19

Sub-total Early Retirement				(76,180,000,000.00)	(24,074,446.86)

Indian Rupees

	BOND/BUY INR/IBRD/GDIF/1121INR04.88	0000016253	INR	(260,000,000.00)	(3,672,057.06)	28-Nov-18	7-Dec-18	24-Nov-21

	BOND/BUY INR/IBRD/GDIF/1021INR04.92	0000016254	INR	(190,000,000.00)	(2,683,426.31)	28-Nov-18	7-Dec-18	27-Oct-21

Sub-total Early Retirement				(450,000,000.00)	(6,355,483.37)

Japanese Yen

	BOND/BUY JPY/IBRD/GDIF/0721JPYSTR05	0000016174	JPY	(361,000,000.00)	(3,215,319.53)	27-Sep-18	12-Oct-18	12-Jul-21

	BOND/BUY JPY/IBRD/GDIF/0420JPYSTR04	0000016176	JPY	(252,000,000.00)	(2,255,336.29)	28-Sep-18	15-Oct-18	14-Apr-20

	BOND/BUY JPY/IBRD/GDIF/1037JPYSTR10	0000016180	JPY	(100,000,000.00)	(892,697.73)	1-Oct-18	16-Oct-18	16-Oct-37

	BOND/BUY JPY/IBRD/GDIF/1037JPYSTR18	0000016189	JPY	(100,000,000.00)	(889,956.84)	4-Oct-18	19-Oct-18	19-Oct-37

	BOND/BUY JPY/IBRD/GDIF/0120JPYSTR03	0000016192	JPY	(2,312,000,000.00)	(20,484,649.80)	10-Oct-18	22-Oct-18	22-Jan-20

	BOND/BUY JPY/IBRD/GDIF/0823JPYSTR02	0000016227	JPY	(710,000,000.00)	(6,272,638.93)	8-Nov-18	26-Nov-18	25-Aug-23

Sub-total Early Retirement				(3,835,000,000.00)	(34,010,599.11)

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Mexican Peso

	BOND/BUY MXN/IBRD/GDIF/0922MXN00.00	0000016178	MXN	(375,000,000.00)	(19,736,894.04)	1-Oct-18	9-Oct-18	19-Sep-22

	BOND/BUY MXN/IBRD/GDIF/0922MXN00.00	0000016204	MXN	(214,570,000.00)	(10,959,722.75)	18-Oct-18	25-Oct-18	19-Sep-22

Sub-total Early Retirement				(589,570,000.00)	(30,696,616.80)

United States Dollar

	BOND/BUY USD/IBRD/GDIF/1123USDSTR	0000016167	USD	(100,000.00)	(100,000.00)	24-Sep-18	15-Oct-18	15-Nov-23

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016244	USD	(5,000,000.00)	(5,000,000.00)	21-Nov-18	30-Nov-18	31-May-26

	BOND/BUY USD/IBRD/GDIF/0526USDSTR01	0000016250	USD	(3,000,000.00)	(3,000,000.00)	27-Nov-18	4-Dec-18	31-May-26

	BOND/BUY USD/IBRD/GDIF/1026USDSTR	0000016269	USD	(14,680,000.00)	(14,680,000.00)	13-Dec-18	20-Dec-18	20-Oct-26

Sub-total Early Retirement				(22,780,000.00)	(22,780,000.00)

South African Rand

	BOND/BUY ZAR/IBRD/GDIF/1124ZAR00.00	0000016209	ZAR	(208,270,000.00)	(14,301,115.14)	25-Oct-18	1-Nov-18	29-Nov-24

Sub-total Early Retirement				(208,270,000.00)	(14,301,115.14)

Total Early Retirement					(165,920,071.63)

International Bank for Reconstruction and Development

SEC Report - Changes in Borrowings
Short Term
October 01 2018 through December 31 2018

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS23OCT18	0010392260	USD	200,000,000.00	200,000,000.00	1-Oct-18	1-Oct-18	23-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV18	0010392300	USD	16,500,000.00	16,500,000.00	2-Oct-18	2-Oct-18	1-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC18	0010392282	USD	500,000,000.00	500,000,000.00	2-Oct-18	3-Oct-18	20-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS3JAN19	0010392334	USD	15,000,000.00	15,000,000.00	3-Oct-18	3-Oct-18	3-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010392338	USD	90,000,000.00	90,000,000.00	3-Oct-18	3-Oct-18	14-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS4OCT18	0010392339	USD	300,000,000.00	300,000,000.00	3-Oct-18	3-Oct-18	4-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS28DEC18	0010392343	USD	30,000,000.00	30,000,000.00	3-Oct-18	3-Oct-18	28-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392366	USD	62,045,000.00	62,045,000.00	3-Oct-18	4-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS10JAN19	0010392391	USD	200,000,000.00	200,000,000.00	4-Oct-18	4-Oct-18	10-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010392393	USD	200,000,000.00	200,000,000.00	4-Oct-18	4-Oct-18	5-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010392544	USD	300,000,000.00	300,000,000.00	5-Oct-18	5-Oct-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV18	0010392555	USD	162,000,000.00	162,000,000.00	5-Oct-18	5-Oct-18	7-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS11JAN19	0010392411	USD	150,000,000.00	150,000,000.00	4-Oct-18	9-Oct-18	11-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS10JAN19	0010392413	USD	150,000,000.00	150,000,000.00	4-Oct-18	9-Oct-18	10-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC18	0010392736	USD	200,000,000.00	200,000,000.00	9-Oct-18	9-Oct-18	13-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392743	USD	75,000,000.00	75,000,000.00	9-Oct-18	9-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS17JAN19	0010392781	USD	14,000,000.00	14,000,000.00	10-Oct-18	10-Oct-18	17-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392833	USD	6,297,000.00	6,297,000.00	10-Oct-18	10-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT18	0010392913	USD	200,000,000.00	200,000,000.00	11-Oct-18	11-Oct-18	30-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010392916	USD	9,549,000.00	9,549,000.00	11-Oct-18	11-Oct-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010392917	USD	2,216,000.00	2,216,000.00	11-Oct-18	11-Oct-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010392918	USD	35,286,000.00	35,286,000.00	11-Oct-18	11-Oct-18	8-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010393071	USD	5,071,000.00	5,071,000.00	15-Oct-18	15-Oct-18	5-Nov-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC18	0010393073	USD	200,000,000.00	200,000,000.00	15-Oct-18	15-Oct-18	13-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393103	USD	200,000,000.00	200,000,000.00	15-Oct-18	15-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT18	0010393104	USD	200,000,000.00	200,000,000.00	15-Oct-18	15-Oct-18	24-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS31DEC18	0010393105	USD	30,000,000.00	30,000,000.00	15-Oct-18	15-Oct-18	31-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393117	USD	100,000,000.00	100,000,000.00	15-Oct-18	15-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS7JAN19	0010393072	USD	300,000,000.00	300,000,000.00	15-Oct-18	16-Oct-18	7-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393200	USD	7,040,000.00	7,040,000.00	16-Oct-18	16-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS7JAN19	0010393215	USD	750,000,000.00	750,000,000.00	16-Oct-18	16-Oct-18	7-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS8JAN19	0010393216	USD	750,000,000.00	750,000,000.00	16-Oct-18	16-Oct-18	8-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV18	0010393349	USD	10,000,000.00	10,000,000.00	17-Oct-18	17-Oct-18	7-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393352	USD	11,000,000.00	11,000,000.00	17-Oct-18	17-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393364	USD	200,000,000.00	200,000,000.00	17-Oct-18	17-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV18	0010393365	USD	37,536,000.00	37,536,000.00	17-Oct-18	17-Oct-18	7-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393366	USD	401,000,000.00	401,000,000.00	17-Oct-18	17-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393369	USD	40,000,000.00	40,000,000.00	17-Oct-18	17-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010393402	USD	25,000,000.00	25,000,000.00	18-Oct-18	18-Oct-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010393459	USD	25,000,000.00	25,000,000.00	19-Oct-18	19-Oct-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT18	0010393492	USD	100,000,000.00	100,000,000.00	22-Oct-18	22-Oct-18	30-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393499	USD	268,000,000.00	268,000,000.00	22-Oct-18	22-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393500	USD	268,000,000.00	268,000,000.00	22-Oct-18	22-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV18	0010393501	USD	100,000,000.00	100,000,000.00	22-Oct-18	22-Oct-18	19-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010393553	USD	50,000,000.00	50,000,000.00	23-Oct-18	23-Oct-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB19	0010393733	USD	25,000,000.00	25,000,000.00	30-Oct-18	31-Oct-18	4-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393781	USD	18,041,000.00	18,041,000.00	31-Oct-18	31-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS2JAN19	0010394146	USD	90,000,000.00	90,000,000.00	1-Nov-18	1-Nov-18	2-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010394185	USD	16,700,000.00	16,700,000.00	1-Nov-18	2-Nov-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS18DEC18	0010394224	USD	200,000,000.00	200,000,000.00	2-Nov-18	2-Nov-18	18-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN19	0010394217	USD	200,000,000.00	200,000,000.00	2-Nov-18	5-Nov-18	22-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN19	0010394223	USD	10,000,000.00	10,000,000.00	2-Nov-18	5-Nov-18	22-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS4JAN19	0010394236	USD	60,000,000.00	60,000,000.00	5-Nov-18	5-Nov-18	4-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN19	0010394272	USD	50,000,000.00	50,000,000.00	6-Nov-18	6-Nov-18	28-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC18	0010394273	USD	280,000,000.00	280,000,000.00	6-Nov-18	6-Nov-18	4-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010394276	USD	6,800,000.00	6,800,000.00	6-Nov-18	6-Nov-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN19	0010394294	USD	50,000,000.00	50,000,000.00	6-Nov-18	6-Nov-18	28-Jan-19

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS6DEC18	0010394324	USD	12,000,000.00	12,000,000.00	7-Nov-18	7-Nov-18	6-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC18	0010394328	USD	311,000,000.00	311,000,000.00	7-Nov-18	7-Nov-18	4-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS6DEC18	0010394427	USD	51,547,000.00	51,547,000.00	8-Nov-18	8-Nov-18	6-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV18	0010394436	USD	300,000,000.00	300,000,000.00	8-Nov-18	8-Nov-18	9-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC18	0010394437	USD	88,000,000.00	88,000,000.00	8-Nov-18	8-Nov-18	4-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS28JAN19	0010394438	USD	25,000,000.00	25,000,000.00	8-Nov-18	9-Nov-18	28-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB19	0010394439	USD	200,000,000.00	200,000,000.00	8-Nov-18	9-Nov-18	11-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB19	0010394440	USD	150,000,000.00	150,000,000.00	8-Nov-18	9-Nov-18	11-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC18	0010394444	USD	30,000,000.00	30,000,000.00	8-Nov-18	9-Nov-18	4-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010394458	USD	39,000,000.00	39,000,000.00	9-Nov-18	9-Nov-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010394459	USD	200,000,000.00	200,000,000.00	9-Nov-18	9-Nov-18	13-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC18	0010394523	USD	2,000,000.00	2,000,000.00	13-Nov-18	13-Nov-18	10-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010394531	USD	5,000,000.00	5,000,000.00	13-Nov-18	13-Nov-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC18	0010394529	USD	75,000,000.00	75,000,000.00	13-Nov-18	14-Nov-18	20-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010394530	USD	20,000,000.00	20,000,000.00	13-Nov-18	14-Nov-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC18	0010394655	USD	2,283,000.00	2,283,000.00	15-Nov-18	15-Nov-18	10-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010394656	USD	300,000,000.00	300,000,000.00	15-Nov-18	15-Nov-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010394788	USD	40,000,000.00	40,000,000.00	19-Nov-18	19-Nov-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS4MAR19	0010394796	USD	25,175,000.00	25,175,000.00	19-Nov-18	19-Nov-18	4-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB19	0010394797	USD	200,000,000.00	200,000,000.00	19-Nov-18	20-Nov-18	11-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN19	0010394798	USD	150,000,000.00	150,000,000.00	19-Nov-18	20-Nov-18	15-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC18	0010394825	USD	39,487,000.00	39,487,000.00	20-Nov-18	20-Nov-18	20-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010394879	USD	500,000,000.00	500,000,000.00	26-Nov-18	26-Nov-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS4FEB19	0010394880	USD	750,000,000.00	750,000,000.00	26-Nov-18	26-Nov-18	4-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS6FEB19	0010394883	USD	500,000,000.00	500,000,000.00	26-Nov-18	27-Nov-18	6-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB19	0010394904	USD	300,000,000.00	300,000,000.00	27-Nov-18	27-Nov-18	21-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS14MAR19	0010394906	USD	200,000,000.00	200,000,000.00	27-Nov-18	27-Nov-18	14-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB19	0010394902	USD	200,000,000.00	200,000,000.00	27-Nov-18	28-Nov-18	14-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010394905	USD	50,000,000.00	50,000,000.00	27-Nov-18	28-Nov-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS14MAR19	0010394916	USD	200,000,000.00	200,000,000.00	27-Nov-18	28-Nov-18	14-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS21MAR19	0010394951	USD	100,000,000.00	100,000,000.00	28-Nov-18	29-Nov-18	21-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB19	0010394960	USD	10,000,000.00	10,000,000.00	28-Nov-18	29-Nov-18	12-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS12FEB19	0010395003	USD	100,000,000.00	100,000,000.00	29-Nov-18	29-Nov-18	12-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV18	0010395006	USD	200,000,000.00	200,000,000.00	29-Nov-18	29-Nov-18	30-Nov-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS11FEB19	0010395007	USD	2,000,000.00	2,000,000.00	29-Nov-18	29-Nov-18	11-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010395676	USD	5,250,000.00	5,250,000.00	4-Dec-18	6-Dec-18	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS7DEC18	0010395722	USD	400,000,000.00	400,000,000.00	6-Dec-18	6-Dec-18	7-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS21FEB19	0010395723	USD	5,000,000.00	5,000,000.00	6-Dec-18	6-Dec-18	21-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS5APR19	0010395825	USD	30,000,000.00	30,000,000.00	7-Dec-18	7-Dec-18	5-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC18	0010395840	USD	100,000,000.00	100,000,000.00	7-Dec-18	7-Dec-18	13-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS18MAR19	0010395859	USD	180,000,000.00	180,000,000.00	7-Dec-18	10-Dec-18	18-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS25FEB19	0010395860	USD	250,000,000.00	250,000,000.00	7-Dec-18	10-Dec-18	25-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS11DEC18	0010395959	USD	400,000,000.00	400,000,000.00	10-Dec-18	10-Dec-18	11-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS4MAR19	0010395978	USD	250,000,000.00	250,000,000.00	10-Dec-18	11-Dec-18	4-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN19	0010396142	USD	150,000,000.00	150,000,000.00	11-Dec-18	11-Dec-18	15-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS15JAN19	0010396144	USD	366,000,000.00	366,000,000.00	11-Dec-18	11-Dec-18	15-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396145	USD	21,000,000.00	21,000,000.00	11-Dec-18	11-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396146	USD	125,000,000.00	125,000,000.00	11-Dec-18	11-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396149	USD	10,000,000.00	10,000,000.00	11-Dec-18	11-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396143	USD	6,500,000.00	6,500,000.00	11-Dec-18	12-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396238	USD	18,600,000.00	18,600,000.00	12-Dec-18	12-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS14JAN19	0010396239	USD	200,000,000.00	200,000,000.00	12-Dec-18	12-Dec-18	14-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS12APR19	0010396237	USD	300,000,000.00	300,000,000.00	12-Dec-18	13-Dec-18	12-Apr-19

	DIN/SELL USD/IBRD/DIN IBRDUS25JAN19	0010396253	USD	25,000,000.00	25,000,000.00	13-Dec-18	13-Dec-18	25-Jan-19

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010396256	USD	50,000,000.00	50,000,000.00	13-Dec-18	13-Dec-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010396258	USD	100,000,000.00	100,000,000.00	13-Dec-18	13-Dec-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010396259	USD	140,000,000.00	140,000,000.00	13-Dec-18	13-Dec-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS15MAR19	0010396260	USD	10,000,000.00	10,000,000.00	13-Dec-18	13-Dec-18	15-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS8MAR19	0010396254	USD	5,000,000.00	5,000,000.00	13-Dec-18	14-Dec-18	8-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS11MAR19	0010396371	USD	200,000,000.00	200,000,000.00	14-Dec-18	14-Dec-18	11-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS15FEB19	0010396372	USD	59,000,000.00	59,000,000.00	14-Dec-18	14-Dec-18	15-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS1FEB19	0010396394	USD	77,000,000.00	77,000,000.00	17-Dec-18	17-Dec-18	1-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS20MAR19	0010396433	USD	100,000,000.00	100,000,000.00	18-Dec-18	18-Dec-18	20-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS28DEC18	0010396457	USD	20,000,000.00	20,000,000.00	18-Dec-18	18-Dec-18	28-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS14FEB19	0010396458	USD	138,000,000.00	138,000,000.00	18-Dec-18	18-Dec-18	14-Feb-19

	DIN/SELL USD/IBRD/DIN IBRDUS20MAR19	0010396434	USD	200,000,000.00	200,000,000.00	18-Dec-18	19-Dec-18	20-Mar-19

	DIN/SELL USD/IBRD/DIN IBRDUS22JAN19	0010396420	USD	100,000,000.00	100,000,000.00	18-Dec-18	20-Dec-18	22-Jan-19

Sub-total New Borrowings				17,420,923,000.00	17,420,923,000.00

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

Total New Borrowings					17,420,923,000.00

Maturing Borrowings

United States Dollar

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010381470	USD	(100,000,000.00)	(100,000,000.00)	2-Apr-18	2-Apr-18	1-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010381471	USD	(100,000,000.00)	(100,000,000.00)	2-Apr-18	2-Apr-18	1-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS14NOV18	0010382227	USD	(5,000,000.00)	(5,000,000.00)	10-Apr-18	11-Apr-18	14-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV18	0010382263	USD	(3,000,000.00)	(3,000,000.00)	11-Apr-18	12-Apr-18	19-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010382452	USD	(100,000,000.00)	(100,000,000.00)	12-Apr-18	12-Apr-18	1-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV18	0010382655	USD	(25,000,000.00)	(25,000,000.00)	16-Apr-18	16-Apr-18	19-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010383014	USD	(100,000,000.00)	(100,000,000.00)	19-Apr-18	19-Apr-18	1-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010383015	USD	(150,000,000.00)	(150,000,000.00)	19-Apr-18	19-Apr-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS19OCT18	0010383106	USD	(2,000,000.00)	(2,000,000.00)	23-Apr-18	23-Apr-18	19-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS3OCT18	0010384112	USD	(18,000,000.00)	(18,000,000.00)	9-May-18	9-May-18	3-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010384332	USD	(15,000,000.00)	(15,000,000.00)	10-May-18	11-May-18	26-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010384822	USD	(5,000,000.00)	(5,000,000.00)	22-May-18	23-May-18	26-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS17OCT18	0010384833	USD	(10,000,000.00)	(10,000,000.00)	23-May-18	23-May-18	17-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS17OCT18	0010385577	USD	(10,000,000.00)	(10,000,000.00)	6-Jun-18	6-Jun-18	17-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010386318	USD	(1,000,000.00)	(1,000,000.00)	11-Jun-18	11-Jun-18	5-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS25OCT18	0010386689	USD	(15,000,000.00)	(15,000,000.00)	14-Jun-18	14-Jun-18	25-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS6DEC18	0010386692	USD	(20,000,000.00)	(20,000,000.00)	14-Jun-18	14-Jun-18	6-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010386737	USD	(5,000,000.00)	(5,000,000.00)	14-Jun-18	14-Jun-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010386786	USD	(25,000,000.00)	(25,000,000.00)	15-Jun-18	15-Jun-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS28NOV18	0010386961	USD	(100,000,000.00)	(100,000,000.00)	19-Jun-18	19-Jun-18	28-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS14NOV18	0010387009	USD	(18,500,000.00)	(18,500,000.00)	20-Jun-18	20-Jun-18	14-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010387021	USD	(5,237,000.00)	(5,237,000.00)	20-Jun-18	20-Jun-18	14-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV18	0010387023	USD	(1,000,000.00)	(1,000,000.00)	20-Jun-18	21-Jun-18	2-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010387147	USD	(9,450,000.00)	(9,450,000.00)	21-Jun-18	22-Jun-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS29OCT18	0010387155	USD	(18,000,000.00)	(18,000,000.00)	21-Jun-18	22-Jun-18	29-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010387193	USD	(100,000,000.00)	(100,000,000.00)	22-Jun-18	22-Jun-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010387814	USD	(100,000,000.00)	(100,000,000.00)	5-Jul-18	5-Jul-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010387860	USD	(16,190,000.00)	(16,190,000.00)	6-Jul-18	6-Jul-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010388101	USD	(10,000,000.00)	(10,000,000.00)	10-Jul-18	11-Jul-18	11-Oct-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010388216	USD	(90,000,000.00)	(90,000,000.00)	12-Jul-18	12-Jul-18	5-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS12OCT18	0010388333	USD	(5,000,000.00)	(5,000,000.00)	13-Jul-18	13-Jul-18	12-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010388427	USD	(100,000,000.00)	(100,000,000.00)	16-Jul-18	16-Jul-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010388516	USD	(100,000,000.00)	(100,000,000.00)	18-Jul-18	18-Jul-18	5-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS23NOV18	0010388510	USD	(100,000,000.00)	(100,000,000.00)	18-Jul-18	19-Jul-18	23-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV18	0010388519	USD	(100,000,000.00)	(100,000,000.00)	18-Jul-18	19-Jul-18	30-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS24DEC18	0010388520	USD	(50,000,000.00)	(50,000,000.00)	18-Jul-18	19-Jul-18	24-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC18	0010388745	USD	(12,000,000.00)	(12,000,000.00)	27-Jul-18	27-Jul-18	10-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010389250	USD	(10,000,000.00)	(10,000,000.00)	3-Aug-18	6-Aug-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010389279	USD	(5,000,000.00)	(5,000,000.00)	6-Aug-18	6-Aug-18	11-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS18OCT18	0010389280	USD	(5,000,000.00)	(5,000,000.00)	6-Aug-18	6-Aug-18	18-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010389316	USD	(200,000,000.00)	(200,000,000.00)	7-Aug-18	7-Aug-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010389391	USD	(500,000,000.00)	(500,000,000.00)	8-Aug-18	9-Aug-18	1-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010389396	USD	(500,000,000.00)	(500,000,000.00)	8-Aug-18	9-Aug-18	1-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010389691	USD	(10,000,000.00)	(10,000,000.00)	9-Aug-18	9-Aug-18	11-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010389743	USD	(100,000,000.00)	(100,000,000.00)	13-Aug-18	13-Aug-18	5-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010389754	USD	(58,000,000.00)	(58,000,000.00)	13-Aug-18	13-Aug-18	26-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010390039	USD	(100,000,000.00)	(100,000,000.00)	17-Aug-18	17-Aug-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS12OCT18	0010390043	USD	(176,000,000.00)	(176,000,000.00)	17-Aug-18	17-Aug-18	12-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS19OCT18	0010390044	USD	(2,200,000.00)	(2,200,000.00)	17-Aug-18	17-Aug-18	19-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV18	0010390096	USD	(350,000,000.00)	(350,000,000.00)	21-Aug-18	21-Aug-18	15-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010390113	USD	(20,000,000.00)	(20,000,000.00)	22-Aug-18	22-Aug-18	8-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV18	0010390114	USD	(200,000,000.00)	(200,000,000.00)	22-Aug-18	22-Aug-18	2-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010390116	USD	(10,500,000.00)	(10,500,000.00)	22-Aug-18	22-Aug-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS29OCT18	0010390127	USD	(100,000,000.00)	(100,000,000.00)	23-Aug-18	23-Aug-18	29-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS28NOV18	0010390128	USD	(100,000,000.00)	(100,000,000.00)	23-Aug-18	23-Aug-18	28-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390132	USD	(10,000,000.00)	(10,000,000.00)	23-Aug-18	23-Aug-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010390135	USD	(200,000,000.00)	(200,000,000.00)	23-Aug-18	24-Aug-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390154	USD	(8,600,000.00)	(8,600,000.00)	24-Aug-18	24-Aug-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS28NOV18	0010390159	USD	(100,000,000.00)	(100,000,000.00)	24-Aug-18	27-Aug-18	28-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390165	USD	(100,000,000.00)	(100,000,000.00)	27-Aug-18	27-Aug-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS28NOV18	0010390157	USD	(200,000,000.00)	(200,000,000.00)	24-Aug-18	28-Aug-18	28-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390169	USD	(25,000,000.00)	(25,000,000.00)	28-Aug-18	28-Aug-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010390205	USD	(6,000,000.00)	(6,000,000.00)	28-Aug-18	28-Aug-18	26-Nov-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010390188	USD	(6,000,000.00)	(6,000,000.00)	28-Aug-18	29-Aug-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010390220	USD	(25,000,000.00)	(25,000,000.00)	29-Aug-18	29-Aug-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV18	0010390227	USD	(300,000,000.00)	(300,000,000.00)	29-Aug-18	29-Aug-18	1-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010390242	USD	(15,000,000.00)	(15,000,000.00)	29-Aug-18	29-Aug-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS27NOV18	0010390215	USD	(500,000,000.00)	(500,000,000.00)	29-Aug-18	30-Aug-18	27-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010390252	USD	(50,000,000.00)	(50,000,000.00)	29-Aug-18	30-Aug-18	13-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390268	USD	(50,000,000.00)	(50,000,000.00)	30-Aug-18	30-Aug-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390275	USD	(30,000,000.00)	(30,000,000.00)	30-Aug-18	30-Aug-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS31OCT18	0010390286	USD	(25,000,000.00)	(25,000,000.00)	30-Aug-18	30-Aug-18	31-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010390313	USD	(150,000,000.00)	(150,000,000.00)	30-Aug-18	30-Aug-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010390287	USD	(2,500,000.00)	(2,500,000.00)	30-Aug-18	31-Aug-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC18	0010390318	USD	(5,000,000.00)	(5,000,000.00)	30-Aug-18	31-Aug-18	10-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390514	USD	(7,000,000.00)	(7,000,000.00)	31-Aug-18	4-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS3OCT18	0010390681	USD	(200,000,000.00)	(200,000,000.00)	4-Sep-18	4-Sep-18	3-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS1OCT18	0010390716	USD	(5,932,000.00)	(5,932,000.00)	5-Sep-18	5-Sep-18	1-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010390739	USD	(13,792,000.00)	(13,792,000.00)	5-Sep-18	5-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010390761	USD	(5,000,000.00)	(5,000,000.00)	5-Sep-18	5-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS10OCT18	0010390780	USD	(18,000,000.00)	(18,000,000.00)	6-Sep-18	6-Sep-18	10-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010390782	USD	(25,000,000.00)	(25,000,000.00)	6-Sep-18	6-Sep-18	13-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010390802	USD	(2,500,000.00)	(2,500,000.00)	6-Sep-18	6-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS29OCT18	0010390803	USD	(2,500,000.00)	(2,500,000.00)	6-Sep-18	6-Sep-18	29-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT18	0010390810	USD	(31,372,000.00)	(31,372,000.00)	6-Sep-18	6-Sep-18	24-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV18	0010390819	USD	(3,500,000.00)	(3,500,000.00)	6-Sep-18	6-Sep-18	30-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390904	USD	(15,000,000.00)	(15,000,000.00)	7-Sep-18	7-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV18	0010390905	USD	(75,000,000.00)	(75,000,000.00)	7-Sep-18	7-Sep-18	15-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010390939	USD	(8,202,000.00)	(8,202,000.00)	10-Sep-18	10-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010391222	USD	(10,000,000.00)	(10,000,000.00)	11-Sep-18	12-Sep-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010391233	USD	(52,029,000.00)	(52,029,000.00)	12-Sep-18	12-Sep-18	11-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV18	0010391258	USD	(128,000,000.00)	(128,000,000.00)	12-Sep-18	12-Sep-18	15-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010391223	USD	(250,000,000.00)	(250,000,000.00)	11-Sep-18	13-Sep-18	26-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS17OCT18	0010391307	USD	(95,000,000.00)	(95,000,000.00)	13-Sep-18	13-Sep-18	17-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS11OCT18	0010391308	USD	(15,000,000.00)	(15,000,000.00)	13-Sep-18	13-Sep-18	11-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS2NOV18	0010391371	USD	(5,000,000.00)	(5,000,000.00)	13-Sep-18	13-Sep-18	2-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010391372	USD	(140,000,000.00)	(140,000,000.00)	13-Sep-18	13-Sep-18	13-Nov-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391438	USD	(5,523,000.00)	(5,523,000.00)	14-Sep-18	14-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391471	USD	(140,000,000.00)	(140,000,000.00)	14-Sep-18	14-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS7DEC18	0010391521	USD	(100,000,000.00)	(100,000,000.00)	17-Sep-18	17-Sep-18	7-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010391522	USD	(134,000,000.00)	(134,000,000.00)	17-Sep-18	17-Sep-18	14-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391525	USD	(25,000,000.00)	(25,000,000.00)	17-Sep-18	17-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS26NOV18	0010391256	USD	(500,000,000.00)	(500,000,000.00)	12-Sep-18	18-Sep-18	26-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010391617	USD	(120,000,000.00)	(120,000,000.00)	18-Sep-18	18-Sep-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS15NOV18	0010391654	USD	(380,000,000.00)	(380,000,000.00)	19-Sep-18	19-Sep-18	15-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391658	USD	(23,000,000.00)	(23,000,000.00)	19-Sep-18	19-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT18	0010391659	USD	(17,000,000.00)	(17,000,000.00)	19-Sep-18	19-Sep-18	24-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391664	USD	(44,331,000.00)	(44,331,000.00)	19-Sep-18	19-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010391668	USD	(100,000,000.00)	(100,000,000.00)	20-Sep-18	20-Sep-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391677	USD	(9,000,000.00)	(9,000,000.00)	20-Sep-18	20-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391693	USD	(200,000,000.00)	(200,000,000.00)	20-Sep-18	20-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391698	USD	(500,000.00)	(500,000.00)	20-Sep-18	21-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391718	USD	(58,235,000.00)	(58,235,000.00)	21-Sep-18	21-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV18	0010391724	USD	(110,000,000.00)	(110,000,000.00)	21-Sep-18	21-Sep-18	1-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391732	USD	(200,000,000.00)	(200,000,000.00)	24-Sep-18	24-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS7DEC18	0010391733	USD	(30,000,000.00)	(30,000,000.00)	24-Sep-18	24-Sep-18	7-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010391734	USD	(7,000,000.00)	(7,000,000.00)	24-Sep-18	24-Sep-18	8-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391756	USD	(50,000,000.00)	(50,000,000.00)	24-Sep-18	24-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010391758	USD	(8,000,000.00)	(8,000,000.00)	24-Sep-18	24-Sep-18	14-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS29OCT18	0010391729	USD	(3,500,000.00)	(3,500,000.00)	24-Sep-18	25-Sep-18	29-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS28DEC18	0010391759	USD	(25,000,000.00)	(25,000,000.00)	24-Sep-18	25-Sep-18	28-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010391760	USD	(100,000,000.00)	(100,000,000.00)	24-Sep-18	25-Sep-18	14-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010391775	USD	(50,000,000.00)	(50,000,000.00)	25-Sep-18	25-Sep-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391776	USD	(1,000,000.00)	(1,000,000.00)	25-Sep-18	25-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS27DEC18	0010391777	USD	(385,000.00)	(385,000.00)	25-Sep-18	25-Sep-18	27-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010391801	USD	(75,000,000.00)	(75,000,000.00)	26-Sep-18	26-Sep-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391805	USD	(287,000,000.00)	(287,000,000.00)	26-Sep-18	26-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010391807	USD	(90,000,000.00)	(90,000,000.00)	26-Sep-18	26-Sep-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS12DEC18	0010391808	USD	(20,000,000.00)	(20,000,000.00)	26-Sep-18	26-Sep-18	12-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010391809	USD	(1,235,000.00)	(1,235,000.00)	26-Sep-18	26-Sep-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010391812	USD	(50,000,000.00)	(50,000,000.00)	26-Sep-18	26-Sep-18	8-Nov-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010391816	USD	(60,000,000.00)	(60,000,000.00)	26-Sep-18	26-Sep-18	8-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391833	USD	(5,000,000.00)	(5,000,000.00)	26-Sep-18	26-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010391832	USD	(100,000,000.00)	(100,000,000.00)	26-Sep-18	27-Sep-18	14-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010391847	USD	(500,000.00)	(500,000.00)	26-Sep-18	27-Sep-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391872	USD	(5,636,000.00)	(5,636,000.00)	27-Sep-18	27-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010391898	USD	(10,000,000.00)	(10,000,000.00)	27-Sep-18	27-Sep-18	13-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS16OCT18	0010391914	USD	(500,000,000.00)	(500,000,000.00)	27-Sep-18	27-Sep-18	16-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391952	USD	(2,470,000.00)	(2,470,000.00)	27-Sep-18	28-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391953	USD	(6,000,000.00)	(6,000,000.00)	27-Sep-18	28-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010391954	USD	(10,000,000.00)	(10,000,000.00)	27-Sep-18	28-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010392007	USD	(2,324,000.00)	(2,324,000.00)	28-Sep-18	28-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010392030	USD	(100,000,000.00)	(100,000,000.00)	28-Sep-18	28-Sep-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS16OCT18	0010392032	USD	(50,000,000.00)	(50,000,000.00)	28-Sep-18	28-Sep-18	16-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS15OCT18	0010392036	USD	(450,000,000.00)	(450,000,000.00)	28-Sep-18	28-Sep-18	15-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010392046	USD	(160,000,000.00)	(160,000,000.00)	28-Sep-18	28-Sep-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS23OCT18	0010392260	USD	(200,000,000.00)	(200,000,000.00)	1-Oct-18	1-Oct-18	23-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS1NOV18	0010392300	USD	(16,500,000.00)	(16,500,000.00)	2-Oct-18	2-Oct-18	1-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC18	0010392282	USD	(500,000,000.00)	(500,000,000.00)	2-Oct-18	3-Oct-18	20-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS14DEC18	0010392338	USD	(90,000,000.00)	(90,000,000.00)	3-Oct-18	3-Oct-18	14-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS4OCT18	0010392339	USD	(300,000,000.00)	(300,000,000.00)	3-Oct-18	3-Oct-18	4-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS28DEC18	0010392343	USD	(30,000,000.00)	(30,000,000.00)	3-Oct-18	3-Oct-18	28-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS5OCT18	0010392393	USD	(200,000,000.00)	(200,000,000.00)	4-Oct-18	4-Oct-18	5-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS9OCT18	0010392544	USD	(300,000,000.00)	(300,000,000.00)	5-Oct-18	5-Oct-18	9-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV18	0010392555	USD	(162,000,000.00)	(162,000,000.00)	5-Oct-18	5-Oct-18	7-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC18	0010392736	USD	(200,000,000.00)	(200,000,000.00)	9-Oct-18	9-Oct-18	13-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT18	0010392913	USD	(200,000,000.00)	(200,000,000.00)	11-Oct-18	11-Oct-18	30-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010392917	USD	(2,216,000.00)	(2,216,000.00)	11-Oct-18	11-Oct-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS8NOV18	0010392918	USD	(35,286,000.00)	(35,286,000.00)	11-Oct-18	11-Oct-18	8-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010393071	USD	(5,071,000.00)	(5,071,000.00)	15-Oct-18	15-Oct-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC18	0010393073	USD	(200,000,000.00)	(200,000,000.00)	15-Oct-18	15-Oct-18	13-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393103	USD	(200,000,000.00)	(200,000,000.00)	15-Oct-18	15-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS24OCT18	0010393104	USD	(200,000,000.00)	(200,000,000.00)	15-Oct-18	15-Oct-18	24-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS31DEC18	0010393105	USD	(30,000,000.00)	(30,000,000.00)	15-Oct-18	15-Oct-18	31-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393117	USD	(100,000,000.00)	(100,000,000.00)	15-Oct-18	15-Oct-18	22-Oct-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393200	USD	(7,040,000.00)	(7,040,000.00)	16-Oct-18	16-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV18	0010393349	USD	(10,000,000.00)	(10,000,000.00)	17-Oct-18	17-Oct-18	7-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393352	USD	(11,000,000.00)	(11,000,000.00)	17-Oct-18	17-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393364	USD	(200,000,000.00)	(200,000,000.00)	17-Oct-18	17-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS7NOV18	0010393365	USD	(37,536,000.00)	(37,536,000.00)	17-Oct-18	17-Oct-18	7-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393366	USD	(401,000,000.00)	(401,000,000.00)	17-Oct-18	17-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS22OCT18	0010393369	USD	(40,000,000.00)	(40,000,000.00)	17-Oct-18	17-Oct-18	22-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010393402	USD	(25,000,000.00)	(25,000,000.00)	18-Oct-18	18-Oct-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010393459	USD	(25,000,000.00)	(25,000,000.00)	19-Oct-18	19-Oct-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS30OCT18	0010393492	USD	(100,000,000.00)	(100,000,000.00)	22-Oct-18	22-Oct-18	30-Oct-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393499	USD	(268,000,000.00)	(268,000,000.00)	22-Oct-18	22-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393500	USD	(268,000,000.00)	(268,000,000.00)	22-Oct-18	22-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS19NOV18	0010393501	USD	(100,000,000.00)	(100,000,000.00)	22-Oct-18	22-Oct-18	19-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS5NOV18	0010393553	USD	(50,000,000.00)	(50,000,000.00)	23-Oct-18	23-Oct-18	5-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS6NOV18	0010393781	USD	(18,041,000.00)	(18,041,000.00)	31-Oct-18	31-Oct-18	6-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010394185	USD	(16,700,000.00)	(16,700,000.00)	1-Nov-18	2-Nov-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS18DEC18	0010394224	USD	(200,000,000.00)	(200,000,000.00)	2-Nov-18	2-Nov-18	18-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC18	0010394273	USD	(280,000,000.00)	(280,000,000.00)	6-Nov-18	6-Nov-18	4-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS6DEC18	0010394324	USD	(12,000,000.00)	(12,000,000.00)	7-Nov-18	7-Nov-18	6-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC18	0010394328	USD	(311,000,000.00)	(311,000,000.00)	7-Nov-18	7-Nov-18	4-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS6DEC18	0010394427	USD	(51,547,000.00)	(51,547,000.00)	8-Nov-18	8-Nov-18	6-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS9NOV18	0010394436	USD	(300,000,000.00)	(300,000,000.00)	8-Nov-18	8-Nov-18	9-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC18	0010394437	USD	(88,000,000.00)	(88,000,000.00)	8-Nov-18	8-Nov-18	4-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS4DEC18	0010394444	USD	(30,000,000.00)	(30,000,000.00)	8-Nov-18	9-Nov-18	4-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010394458	USD	(39,000,000.00)	(39,000,000.00)	9-Nov-18	9-Nov-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS13NOV18	0010394459	USD	(200,000,000.00)	(200,000,000.00)	9-Nov-18	9-Nov-18	13-Nov-18

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC18	0010394523	USD	(2,000,000.00)	(2,000,000.00)	13-Nov-18	13-Nov-18	10-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010394531	USD	(5,000,000.00)	(5,000,000.00)	13-Nov-18	13-Nov-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC18	0010394529	USD	(75,000,000.00)	(75,000,000.00)	13-Nov-18	14-Nov-18	20-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS17DEC18	0010394530	USD	(20,000,000.00)	(20,000,000.00)	13-Nov-18	14-Nov-18	17-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS10DEC18	0010394655	USD	(2,283,000.00)	(2,283,000.00)	15-Nov-18	15-Nov-18	10-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS3DEC18	0010394788	USD	(40,000,000.00)	(40,000,000.00)	19-Nov-18	19-Nov-18	3-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS20DEC18	0010394825	USD	(39,487,000.00)	(39,487,000.00)	20-Nov-18	20-Nov-18	20-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS30NOV18	0010395006	USD	(200,000,000.00)	(200,000,000.00)	29-Nov-18	29-Nov-18	30-Nov-18

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/DIN IBRDUS7DEC18	0010395722	USD	(400,000,000.00)	(400,000,000.00)	6-Dec-18	6-Dec-18	7-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS13DEC18	0010395840	USD	(100,000,000.00)	(100,000,000.00)	7-Dec-18	7-Dec-18	13-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS11DEC18	0010395959	USD	(400,000,000.00)	(400,000,000.00)	10-Dec-18	10-Dec-18	11-Dec-18

	DIN/SELL USD/IBRD/DIN IBRDUS28DEC18	0010396457	USD	(20,000,000.00)	(20,000,000.00)	18-Dec-18	18-Dec-18	28-Dec-18

Sub-total Maturing Borrowings				(18,797,350,000.00)	(18,797,350,000.00)

CHINA YUAN RENMINBI

	BOND/SELL CNY/IBRD/GDIF/1218CNY03.48	0000015724	CNY	(150,000,000.00)	(21,793,931.12)	15-Dec-17	22-Dec-17	8-Dec-18

Sub-total Maturing Borrowings				(150,000,000.00)	(21,793,931.12)

Total Maturing Borrowings					(18,819,143,931.12)